THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                                Filed pursuant to Rule 424(b)(5)
                                                      Registration No. 333-68656

                 SUBJECT TO COMPLETION DATED SEPTEMBER 25, 2001

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED SEPTEMBER 24, 2001)

                                7,000,000 SHARES

                                   (ACS LOGO)

                       AFFILIATED COMPUTER SERVICES, INC.

                              CLASS A COMMON STOCK
                         ------------------------------

     We are offering 7,000,000 shares of our Class A Common Stock. Our Class A Common Stock is traded on the New York Stock Exchange under the symbol "ACS." On September 24, 2001, the last sale price for our Class A Common stock was $83.39 per share.

     SEE "RISK FACTORS" BEGINNING ON PAGE S-4 OF THIS PROSPECTUS SUPPLEMENT TO READ ABOUT RISKS THAT YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR CLASS A COMMON STOCK.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                         ------------------------------

                                                             PER SHARE      TOTAL
                                                             ---------      -----
Public offering price......................................  $            $
Underwriting discounts and commissions.....................  $            $
Proceeds, before expenses, to us...........................  $            $

                         ------------------------------

     The underwriters are severally underwriting the shares being offered. The underwriters have an option to purchase up to an additional 1,050,000 shares of Class A Common Stock from us to cover over-allotments, if any.

     The underwriters expect to deliver the shares against payment in New York,
New York on             , 2001.
                         ------------------------------

BEAR, STEARNS & CO. INC.
                      LEHMAN BROTHERS
                                           WELLS FARGO VAN KASPER, LLC

          The date of this prospectus supplement is             , 2001

                                    SUMMARY

     This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus about our company. This summary may not contain all of the information that is important to you. To understand the offering and our business fully, we strongly encourage you to read carefully this entire prospectus supplement, the accompanying prospectus and the other documents we have filed with the Securities and Exchange Commission.

                       AFFILIATED COMPUTER SERVICES, INC.

     We are a global, Fortune 1000 company delivering comprehensive business process outsourcing and information technology outsourcing solutions, as well as system integration services, to both commercial and federal government clients. We are based in Dallas, Texas and have offices primarily in North America, as well as Central America, South America, Europe, Africa, Australia and the Middle East. Our clients have time-critical, transaction-intensive information processing needs, and we typically service these needs through long-term contracts. Approximately 89% of our revenues for the past three fiscal years were recurring revenues, which are revenues derived from services that our clients use each year in connection with their ongoing businesses.

     We were formed in 1988 to participate in the trend to outsource information processing requirements to third parties. This outsourcing enables businesses to focus on core operations, respond to rapidly changing technologies and reduce expenses associated with business processes and data processing. Our business strategy is to expand our client base and enhance our service offerings through both internal marketing and the acquisition of complementary companies. Our marketing efforts focus on developing long-term relationships with clients that choose to outsource mission critical business processes and information technology requirements. Our focus over the last several years has been to participate in the expanding business process outsourcing market. Our business expansion has been accomplished both from internal growth as well as through acquisitions. Since inception, we have completed 55 acquisitions, which have resulted in geographic expansion, growth and diversification of our customer base, expansion of services and products offered, and increased economies of scale. Our revenues increased from $534 million in fiscal year 1995 to $2.1 billion in fiscal year 2001, a compound annual growth rate of 25%. Of this growth, approximately one-half resulted from internal growth and the other half resulted from growth through acquisitions.

     On August 24, 2001, we acquired 100% of the stock of Lockheed Martin IMS Corporation ("IMS"), a wholly-owned subsidiary of Lockheed Martin Corporation, for approximately $825 million in cash plus transaction costs. IMS, with its principal office located in Washington D.C. and approximately 4,800 employees throughout the United States and in various foreign countries, primarily provides business process outsourcing services to state and local government agencies focusing on health and human services, transportation, public safety and child support. IMS' revenues for the twelve-month period ended June 30, 2001 were approximately $620 million.

     We serve two primary markets. Our largest market is the commercial sector, which during fiscal year 2001 accounted for approximately 64% of our annual revenues. After the IMS acquisition, we believe our commercial sector now approximates 75% of our revenues. Within the commercial sector, which includes state and local governments, we provide business process outsourcing, systems integration services and technology outsourcing to a variety of clients nationwide, including healthcare providers, retailers, local municipalities, state agencies, wholesale distributors, manufacturers, utilities, financial institutions and insurance companies.

     We also serve the federal government market, which during fiscal year 2001 accounted for approximately 36% of our annual revenues. Following the IMS acquisition, we believe our federal government market now approximates 25% of our revenues. Our services in this market are comprised of business process outsourcing, systems integration services and technology outsourcing. Within our federal government business, approximately half of our revenues are derived from civilian agencies, including the Department of Education, with the remaining half from Department of Defense agencies.

                                  THE OFFERING

Class A Common Stock offered........     7,000,000 shares

Class A Common Stock outstanding
after this offering.................     54,608,056 shares

Class B Common Stock outstanding
after this offering.................     3,299,686 shares

Total common stock outstanding after
this offering.......................     57,907,742 shares

New York Stock Exchange symbol......     ACS

     The information above and, unless otherwise indicated, all other share information set forth in this prospectus supplement are based on shares of our common stock outstanding on September 24, 2001. This information:

     - excludes shares of our Class A Common Stock issuable upon (a) exercise of options outstanding on such date and (b) conversion of our convertible subordinated notes (see the section entitled "Capitalization" in this prospectus supplement); and

     - assumes no exercise of the underwriters' over-allotment option.

Our Class B Common Stock is entitled to ten votes on all matters submitted to a vote of our stockholders and is convertible at any time into Class A Common Stock on a one-for-one basis.

                USE OF PROCEEDS AND POSSIBLE CONCURRENT OFFERING

     We expect to use the net proceeds of this offering (approximately $559.5 million, or approximately $643.6 million if the underwriters exercise their over-allotment option in full, based on the last sale price for our Class A Common Stock of $83.39 on September 24, 2001) to repay the $550 million of indebtedness under an interim facility we incurred to fund our recently completed acquisition of IMS. Excess proceeds will first be used to repay a portion of the amount currently outstanding under our $450 million revolving credit facility and then for general corporate purposes, which may include future acquisitions.

     Shortly after the date of this prospectus supplement, we may offer up to $300 million of our senior notes. If commenced, the net proceeds of that offering (estimated to be up to $297.9 million) will first be used to repay any remaining amount outstanding under our interim facility following the application of the net proceeds from this offering. After all amounts outstanding under our interim facility have been paid, we will use any excess proceeds to repay a portion of the amount outstanding under our $450 million revolving credit facility and for general corporate purposes, which may include future acquisitions.

     The completion of this Class A Common Stock offering is not contingent upon the senior notes offering, if any. We cannot assure you that the senior notes offering will be commenced, or if commenced, will be completed as contemplated.

                                  RISK FACTORS

     You should read the "Risk Factors" section beginning on page S-4 of this prospectus supplement, as well as the other cautionary statements throughout the entire prospectus supplement and the accompanying prospectus, so that you can understand the risks associated with an investment in our Class A Common Stock.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

    The summary historical consolidated financial data presented below under the captions "Statement of Income Data" for the years ended June 30, 1999, 2000 and 2001 and "Balance Sheet Data" as of June 30, 2001 have been derived from our audited consolidated financial statements and the notes thereto, incorporated by reference herein from our most recent Annual Report on Form 10-K.

    The unaudited pro forma combined summary financial information presented below gives effect to our acquisition of IMS and has been derived from our pro forma financial statements relating to our acquisition of IMS that are included elsewhere in this prospectus supplement. The unaudited pro forma combined summary statement of income data for the fiscal year ended June 30, 2001 presents our results of operations for such period as if the IMS acquisition had occurred on July 1, 2000. The unaudited pro forma combined balance sheet data as of June 30, 2001 presents our financial position as if the IMS acquisition had occurred on June 30, 2001. The unaudited pro forma, as adjusted balance sheet data as of June 30, 2001 also gives effect to the receipt of the estimated net proceeds from the sale of 7,000,000 shares of Class A Common Stock offered by this prospectus supplement.

    The information presented in the table below should be read in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Combined Financial Statements" and our annual consolidated financial statements and the consolidated financial statements of IMS appearing herein or incorporated herein by reference.

                                                                FISCAL YEAR ENDED JUNE 30,             PRO FORMA
                                                           ------------------------------------       YEAR ENDED
                                                              1999         2000         2001         JUNE 30, 2001
                                                           ----------   ----------   ----------      -------------
                                                                               (IN THOUSANDS)
STATEMENT OF INCOME DATA:
Revenues(1)..............................................  $1,642,216   $1,962,542   $2,063,559       $2,684,391
Operating expenses(2)....................................   1,483,632    1,839,134    1,839,833        2,383,599
                                                           ----------   ----------   ----------       ----------
Operating income.........................................     158,584      123,408      223,726          300,792
Interest expense.........................................      17,594       23,979       23,742           53,677
Other non-operating income(3)............................      (4,547)     (95,841)     (21,076)         (12,476)
                                                           ----------   ----------   ----------       ----------
Pretax profit............................................     145,537      195,270      221,060          259,591
Income tax expense.......................................      59,307       85,958       86,768          101,241
                                                           ----------   ----------   ----------       ----------
Net income...............................................  $   86,230   $  109,312   $  134,292       $  158,350
                                                           ==========   ==========   ==========       ==========
Earnings per share assuming dilution.....................  $     1.66   $     2.07   $     2.46       $     2.87
Weighted average shares outstanding, diluted.............      55,668       55,806       58,228           58,228

                                                                         AS OF JUNE 30, 2001
                                                              ------------------------------------------
                                                                                           PRO FORMA, AS
                                                                ACTUAL       PRO FORMA      ADJUSTED(4)
                                                              ----------   -------------   -------------
                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.............................................  $  528,563    $  314,821      $  314,821
Total assets................................................   1,891,687     2,591,842       2,591,842
Total long-term debt (less current portion).................     649,313     1,245,313         685,782
Total stockholders' equity..................................     885,515       885,515       1,445,046

---------------

(1) Includes revenue from divested units of $315.2 million, $298.6 million and $7.5 million for the fiscal years ended June 30, 1999, 2000 and 2001, respectively.

(2) Includes $72.0 million and $12.5 million of one-time impairment and non-recurring charges for the fiscal years ended June 30, 2000 and 2001, respectively.

(3) Includes non-recurring gains from the sale of divested units of $85.8 million and $12.8 million for the fiscal years ended June 30, 2000 and 2001, respectively.

(4) After giving effect to and assuming the completion of the possible offering of $300 million of our senior notes and the application of the estimated $297.9 million net proceeds therefrom, our pro forma, as adjusted working capital, total assets and total long-term debt (less current portion) as of June 30, 2001 would be approximately $576.3 million, $2.9 billion and $949.3 million, respectively. We cannot assure you that the senior notes offering will be commenced, or if commenced, will be completed as contemplated.

                                  RISK FACTORS

     You should carefully consider the following risk factors, in addition to the other information contained in this prospectus supplement and the accompanying prospectus, before purchasing shares of our Class A Common Stock in order to evaluate your investment.

TERRORIST ATTACKS, SUCH AS THE ATTACKS THAT OCCURRED IN NEW YORK AND WASHINGTON, D.C., ON SEPTEMBER 11, 2001, AND OTHER ATTACKS OR ACTS OF WAR MAY ADVERSELY AFFECT THE MARKETS ON WHICH OUR CLASS A COMMON STOCK TRADES, THE MARKETS IN WHICH WE OPERATE, OUR OPERATIONS AND OUR PROFITABILITY.

     On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scope. These attacks have caused major instability in the U.S. and other financial markets. Leaders of the U.S. government have announced their intention to actively pursue those behind the attacks and to possibly initiate broader action against global terrorism. The attacks and any response may lead to armed hostilities or to further acts of terrorism in the United States or elsewhere, and such developments would likely cause further instability in financial markets. In addition, armed hostilities and further acts of terrorism may directly impact our physical facilities and operations, which are located in North America, Central America, South America, Europe, Africa, Australia and the Middle East, or those of our clients. Furthermore, the recent terrorist attacks and future developments may result in reduced demand from our clients for our services or may negatively impact our clients' ability to outsource. These developments will subject our worldwide operations to increased risks and, depending on their magnitude, could have a material adverse effect on our business and your investment.

LOSS OF, OR REDUCTION OF BUSINESS FROM, SIGNIFICANT CLIENTS, SUCH AS THE DEPARTMENT OF EDUCATION, COULD HURT OUR BUSINESS BY REDUCING OUR REVENUES, PROFITABILITY AND CASH FLOW.

     Our success depends substantially upon retaining our significant clients. Generally, we may lose clients due to merger or acquisition, business failure, contract expiration, conversion to a competing service provider or conversion to an in-house data processing system. We cannot guarantee that we will be able to retain long-term relationships or secure renewals of short-term relationships with our significant clients in the future.

     We incur a high level of fixed costs related to our technology outsourcing and business process outsourcing clients. These fixed costs result from significant investments in data processing centers, including computer hardware platforms, computer software, facilities and client service infrastructure. The loss of any one of our significant clients could leave us with a significantly higher level of fixed costs than is necessary to serve our remaining clients, thereby reducing our profitability and cash flow.

     We also are vulnerable to reduced processing volumes from our clients, which could occur due to business downturns, product liability issues, work stoppages by organized labor, or other business reasons. Many of our clients are in industries that are currently undergoing significant consolidation. In the past, we have modified contracts on terms that have been adverse to us, and it is possible that future adverse modifications may occur.

     Our five largest clients accounted for approximately 18% of our revenue for the fiscal year ended June 30, 2001 and for the fiscal year ended June 30, 2000. Approximately 7% of our revenue in fiscal year 2001 and fiscal year 2000 came from services we performed for the Department of Education. Our agreement with the Department of Education expires in September 2003; however, the agreement contains provisions allowing the Department of Education to terminate the contract prior to the expiration date without cause. If the Department of Education terminates the contract, we would generally be reimbursed for the then remaining unamortized costs incurred with respect to providing the services under the contract, except to the extent that we are able to use any hardware, software or other resources for other purposes. Our relationship with the Department of Education is also subject to the risks of the reduction or modification of the contract due to changing needs and requirements or to unavailability of funds from the United States government. We cannot assure you that the Department of Education will not cancel or modify the contract or that we will maintain our current level of revenue or profit from this relationship.

See "-- Our government contracts allow for termination at any time without cause and contain extensive audit rights, either of which could hurt our revenues, profits and cash flow" for a description of related risks.

     After the Department of Education, our next four largest clients accounted for approximately 11% of our revenue in fiscal year 2001 and fiscal year 2000, and our agreements with these clients have remaining terms of one to five years.

WE MUST MAKE SIGNIFICANT CAPITAL INVESTMENTS IN ORDER TO ATTRACT AND RETAIN LARGE OUTSOURCING AGREEMENTS. THESE INVESTMENTS MAY BECOME IMPAIRED IF THE FINANCIAL CONDITION OF ANY OF THE CLIENTS IN WHICH WE HAVE MADE AN INVESTMENT DETERIORATES.

     We must make significant capital investments in order to attract and retain large outsourcing agreements. We sometimes must purchase assets such as computing equipment and purchased software, assume financial obligations such as computer lease and software maintenance obligations, make investments in securities issued by clients, incur capital expenditures or incur expenses necessary to provide outsourcing services to a client. We cannot guarantee that we will be able to finance and properly evaluate these assets and investments. We record these investments and asset purchases at fair market value. We record the remainder of the purchase amount as intangible assets, which are then amortized over the term of each contract. The termination of a client contract or the deterioration of the financial condition or prospects of a client has in the past, and may in the future, result in an impairment of the net book value of the assets recorded.

COMPETITION IN OUR MARKETS COULD FORCE US TO LOWER PRICES OR CAUSE US TO LOSE BUSINESS TO OUR COMPETITORS.

     We cannot guarantee that we will be able to compete successfully in the future. We expect to encounter additional competition as we address new markets and as the computing and communications markets converge. If we are forced to lower our pricing or if demand for our services decreases, our business, financial condition, results of operations and cash flow will be materially and adversely affected. Our markets are intensely competitive and highly fragmented. Our market share represents a small percentage of the total technology services market. Our clients' requirements and the technology available to satisfy those requirements continually change. Our principal competitors include Electronic Data Systems Corporation, IBM, Computer Sciences Corporation, Unisys, Maximus, Transcore, FYI, Inc., National Processing Company, First Health Services, Lason, Inc. and several other small-to-medium local and regional competitors. Many of our competitors have greater financial, technical, and operating resources and a larger client base than we do. They may be able to use their resources to adapt more quickly to new or emerging technologies or to devote greater resources to the promotion and sale of their products and services. Many of our largest competitors have a greater international presence than us and offer a broader range of services. In addition, we must frequently compete with a client's own internal business process and information technology capabilities, which may constitute a fixed cost for the client.

WE MAY HAVE DIFFICULTIES EXECUTING OUR ACQUISITION STRATEGY, WHICH COULD HURT OUR FUTURE GROWTH AND FINANCIAL CONDITION.

     We intend to continue to expand our business through the acquisition of complementary companies. Through acquisitions, we intend to expand our geographic presence, to expand the products and services we offer to our existing clients and to enter new markets. Since our inception, we have completed 55 acquisitions. Approximately one-half of our revenue growth during the five years ended June 30, 2001 was due to acquisitions. We regularly evaluate potential acquisition candidates. Risks that we may encounter in our acquisitions include:

     - higher acquisition prices due to increased competition for acquisitions;

     - fewer suitable acquisition candidates at acceptable prices;

     - insufficient capital resources for acquisitions;

     - inability to successfully integrate or operate acquired companies;

     - loss of key management and other employees of acquired companies; and

     - departure of key clients of acquired companies.

     Although we have not experienced the problem to date, governmental and regulatory constraints could prevent some acquisitions in the future. We cannot assure you that any future acquisitions will be successfully integrated or will be advantageous to us. Without additional acquisitions, we are unlikely to maintain historical growth rates. If our acquisition strategy fails, our business, financial condition and results of operations could be materially and adversely affected.

RAPID TECHNOLOGICAL CHANGES REQUIRE US TO COMMIT SUBSTANTIAL RESOURCES AND COULD AFFECT OUR ABILITY TO ATTRACT AND RETAIN CLIENTS.

     The markets for our information technology services are subject to rapid technological changes and rapid changes in client requirements. To compete successfully, we commit substantial resources to operating multiple hardware platforms, integrating third-party software programs and training client personnel and our personnel in the use of new technologies. Information processing is shifting toward client-server and web-based systems in which individual computers or groups of personal computers and mid-range systems replace mainframe systems. This trend could adversely affect our business and financial results. Future hardware and software products may be able to process large amounts of data more cost-effectively than existing mainframe platforms which we use in much of our business.

     We have committed substantial resources to developing outsourcing solutions for these distributed computing environments, but we cannot guarantee that we will be successful in customizing products and services that incorporate new technology on a timely basis. We also cannot guarantee that we will continue to be able to deliver the services and products demanded by the marketplace.

LOSS OF SIGNIFICANT SOFTWARE VENDOR RELATIONSHIPS COULD RESULT IN SIGNIFICANT EXPENSE OR INABILITY TO SERVE OUR CLIENTS.

     Our ability to service our clients depends to a large extent on our use of various software programs that we license from a small number of primary software vendors. We may not be able to replace these vendors with alternative vendors. If our significant software vendors assert claims against us for infringement of intellectual property rights or other claims of breach of our contracts with them, or if they attempt to re-price our licenses or require us to cure a claimed breach under a license agreement, we could be required to expend significant resources to resolve these matters. If our significant software vendors were to terminate or refuse to renew our contracts with them, we might not be able to replace the related software programs and would be unable to serve our clients. As a result, our business and financial results would be materially adversely affected.

OUR CONTRACTS CONTAIN TERMINATION PROVISIONS AND PRICING RISKS THAT COULD DECREASE OUR REVENUES, PROFITABILITY AND CASH FLOW.

     Some of our contracts with our clients permit termination in the event our performance is not consistent with service levels specified in those contracts. Some of our government clients can terminate their contracts without cause. See "-- Our government contracts allow for termination at any time without cause and contain extensive audit rights, either of which could hurt our revenues, profits and cash flow" for specific information on termination risks with respect to our government contracts. Our clients' ability to terminate contracts creates uncertain revenue streams. In addition, if clients are not satisfied with our level of performance, our reputation in the industry may suffer, which could materially and adversely affect our business, financial condition, results of operations and cash flow.

     Some of our contracts contain pricing provisions that allow clients to pay a set fee for our services regardless of whether our costs to perform these services exceed the amount of the set fee. Many of our technology outsourcing and business process outsourcing contracts provide for credits to our clients if we fail to achieve specific contract standards. Some of our contracts contain re-pricing provisions that can result in reductions of our fees for performing our services. In these situations, we could incur significant unforeseen costs or financial penalties in performance under the contracts.

     Technology costs have been decreasing for many years and are continuing to do so due in large part to hardware technology advances. New contracts are generally priced at lower unit rates than historical contracts. We sometimes renegotiate client contracts in advance of the scheduled expiration date and will lower our charges in return for other contractual considerations. If we are not able to lower our technology costs to keep up with market rates, then our business, financial condition, results of operations and cash flow could be adversely affected.

OUR GOVERNMENT CONTRACTS ALLOW FOR TERMINATION AT ANY TIME WITHOUT CAUSE AND CONTAIN EXTENSIVE AUDIT RIGHTS, EITHER OF WHICH COULD HURT OUR REVENUES, PROFITS AND CASH FLOW.

     Loss or termination of one or more of our large government contracts could have a material adverse effect on our business and financial results. Approximately 36% of our revenue in fiscal year 2001 was derived from contracts with the United States government and its agencies. Additionally, approximately 18% of our revenue in fiscal year 2001 was derived from contracts with state and local governments and their agencies. After the IMS acquisition, we believe approximately 25% and 30% of our revenues will be derived from contracts with the United States government and its agencies, and state and local governments and their agencies, respectively. See the risk factor entitled "-- Loss of, or reduction of business from, significant clients, such as the Department of Education, could hurt our business by reducing our revenues, profitability and cash flow." The government may terminate most of these contracts at any time, without cause. In some instances, we will receive compensation only for the services provided or costs incurred at the time of termination. Many of our government contracts contain base periods of one or more years, as well as one or more option periods that may cover more than half of the potential contract duration. The government generally has the right not to exercise the renewal option periods. Its failure to exercise option periods could curtail the contract term of some of our government contracts. The government's termination of, or failure to exercise option periods for, significant government contracts could have a material adverse effect on our business and financial results.

     Government contracts are generally subject to audits and investigations by government agencies. These audits and investigations involve a review of the contractor's performance on its contracts, as well as its pricing practices and cost structure and its compliance with applicable laws, regulations and standards. If the government finds that we improperly charged any costs to a contract, the costs are not reimbursable. If already reimbursed, the cost must be refunded to the government. If the government discovers improper or illegal activities in the course of audits or investigations, the contractor may be subject to various civil and criminal penalties and administrative sanctions, which may include termination of contracts, forfeiture of profits, suspension of payments, fines and suspensions or debarment from doing business with the government. In recent years, the government has substantially increased the personnel and resources it devotes to audits and investigations and has encouraged auditors and investigators to emphasize the detection of fraud or improper activities. We believe that this high level of industry scrutiny will continue for some time. Any resulting penalties or sanctions could have a material adverse effect on our business and financial results.

FAILURE TO PROPERLY MANAGE OUR OPERATIONS AND OUR GROWTH COULD HURT OUR ABILITY TO SERVICE OUR EXISTING CLIENTS AND COULD IMPEDE OUR ABILITY TO ATTRACT NEW BUSINESS.

     We have rapidly expanded our operations in recent years, and we intend to continue expansion in the foreseeable future to pursue existing and potential market opportunities. This rapid growth places a significant demand on our management and operational resources. In order to manage our growth effectively, we must implement and improve our operational systems, procedures and controls on a timely basis. If we fail to implement these systems procedures and controls on a timely basis, we may not be able to service our clients' needs, hire and retain new employees, pursue new business, complete future acquisitions or operate our businesses effectively. We could also trigger contractual credits to clients. As a result of any of these problems associated with expansion of our operations, our business, financial condition, results of operations and cash flow could be materially and adversely affected.

FEDERAL REGULATIONS RELATING TO THE CONFIDENTIALITY OF HEALTH DATA COULD REQUIRE US TO MAKE SIGNIFICANT EXPENDITURES FOR NEW TECHNOLOGY AND SUBJECT US TO INCREASED COMPLIANCE RISKS.

     In 1996, Congress passed the Healthcare Insurance Portability and Accountability Act ("HIPAA") which required the Secretary of Health and Human Services ("HHS") to establish standards for information sharing, security and confidentiality with regard to health data of individuals. In December 2000, HHS published its final health data privacy regulations which became effective in April 2001 and must be complied with by April 14, 2003. These regulations restrict the use and disclosure of personally identifiable health information without the prior informed consent of the patient. HHS has not yet issued final rules on most of the other provisions under HIPAA and has yet to issue proposed rules on other provisions. The final rules, if and when issued, may differ from the proposed rules. We cannot predict the potential impact on our business of the final rules or the rules that have not yet been proposed. In addition, other federal or state privacy legislation may be enacted at any time.

     Our failure to comply with these laws or regulations, when adopted, could restrict our ability to obtain, use, process or disseminate the personally identifiable health information of our employees and the employees of our processing clients. We process personally identifiable health data for many of our clients. In connection with our services, we and our clients will be required to comply with HIPAA. We may be required to implement new technology and security features to protect the privacy and integrity of such health data. Our compliance with these new laws or regulations could require significant expenditures on our part. Expenditures necessary for our own internal HIPAA compliance will not be directly chargeable to our clients.

     While we believe that our compliance efforts undertaken on behalf of our clients will result in an increase in our charges to such clients, we cannot guarantee that such increases will occur. Furthermore, in certain instances, HIPAA subjects us, as a service provider, to liability and monetary penalties for failure to comply with HIPAA when processing personally identifiable health data maintained by our clients. If we fail to comply with HIPAA in connection with such processing services, we could incur liability under these provisions.

OUR HIGH TURNOVER OF TECHNICALLY SKILLED EMPLOYEES REQUIRES THAT WE DEVOTE SUBSTANTIAL RESOURCES TO ATTRACT AND RETAIN THEM. THE FAILURE TO ATTRACT AND RETAIN TECHNICAL PERSONNEL AND SKILLED MANAGEMENT COULD HURT OUR ABILITY TO GROW AND MANAGE OUR BUSINESS.

     Our success depends to a significant extent upon our ability to attract, retain and motivate highly skilled and qualified personnel. If we fail to attract, train, and retain sufficient numbers of these technically-skilled people, our business, financial condition and results of operations will be materially and adversely affected. Competition for personnel is intense in the information technology services industry, and recruiting and training personnel requires substantial resources. We must continue to grow internally by hiring and training technically-skilled people in order to perform services under our existing contracts and future contracts. The people capable of filling these positions are in great demand and recruiting and training these personnel require substantial resources. Despite increasing our expenditures to hire and retain a technically-skilled workforce, our business still experiences significant turnover. Our success also depends on the skills, experience and performance of key members of our management team. The loss of any key employee could have an adverse effect on our business, financial condition and results of operations and prospects. Other than with Darwin Deason, we have not entered into employment agreements with any of our key personnel, although we have entered into severance agreements with certain of our executive officers and we may in the future enter into employment agreements with our key personnel.

DARWIN DEASON HAS SUBSTANTIAL CONTROL OVER OUR COMPANY AND CAN AFFECT VIRTUALLY ALL DECISIONS MADE BY OUR STOCKHOLDERS.

     Darwin Deason, the chairman of our board of directors, beneficially owns 3,299,686 shares of our Class B Common Stock and 1,504,562 shares of our Class A Common Stock as of August 31, 2001. Mr. Deason controls approximately 43% of the total voting power of ACS (39.4% of the total voting power after this offering). As a result, Mr. Deason has the requisite voting power to significantly affect virtually all decisions made by our stockholders, including the power to block corporate actions such as an amendment to most provisions of our certificate of incorporation. In addition, Mr. Deason may significantly influence the election of directors and any other action requiring stockholder approval. Mr. Deason serves as the one-person nominations committee to our board of directors and thus recommends management's slate of directors to be proposed by the board to our stockholders. In the spring of 1999, Mr. Deason was succeeded by Jeffrey A. Rich as chief executive officer. Mr. Deason has an employment contract including severance arrangements, which has an expiration date of May 2004, and is annually renewable thereafter.

LEGAL PROCEEDINGS, INCLUDING A $17 MILLION JUDGMENT, COULD RESULT IN MATERIAL CHARGES AGAINST OUR EARNINGS.

     On December 16, 1998, a state district court in Houston, Texas entered final judgment against us in a lawsuit brought by 21 former employees of Gibraltar Savings Association and/or First Texas Savings Association (collectively, "GSA/FTSA"). The GSA/FTSA employees alleged that they were entitled to the value of 401,541 shares of our stock pursuant to options issued to the GSA/FTSA employees in 1988 in connection with a former data processing services agreement between GSA/FTSA and us. The judgment against us was for approximately $17 million, which includes attorneys' fees and pre-judgment interest, but excludes additional attorneys' fees of approximately $850,000 and post-judgment interest at the statutorily mandated rate, which could be awarded in the event the plaintiffs are successful upon appeal and final judgment. We filed our appeal of the judgment on March 15, 1999 and a brief in support of such appeal has been filed. The plaintiffs also filed a notice of appeal. A hearing for oral arguments on the parties' appeals occurred on September 20, 2001. Should the proceedings not be favorably resolved on appeal, we would be subject to a material charge equal to the amount of any final judgment, fees and interest awarded in favor of the plaintiffs. The court of appeals has given no indication of when it will issue its decision.

     In addition to the foregoing, we are subject to certain other legal proceedings, claims and disputes which arise in the ordinary course of our business. We cannot predict the outcomes of these legal proceedings.

WE HAVE SOME SPECULATIVE INVESTMENTS IN SMALL TECHNOLOGY COMPANIES THAT ARE IN VARIOUS STAGES OF DEVELOPMENT.

     We have made investments in, and have received equity and/or debt of, various development-stage or emerging technology companies. We anticipate that we may continue to periodically make other investments in similar companies. We are generally a passive investor in such companies and have little or no control in their development and management. We cannot guarantee that we have properly evaluated these companies and investments or that we will be able to do so in the future. These investments are speculative and illiquid, and we may lose some or all of the amounts we have invested. The failure of any of these companies to develop or effectively execute their business plans may result in an impairment of the net book value of the assets recorded.

INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS COULD REQUIRE US TO INCUR SUBSTANTIAL COSTS TO DEFEND THE CLAIMS, CHANGE OUR SERVICES, PURCHASE NEW LICENSES OR REDESIGN OUR USE OF CHALLENGED TECHNOLOGY.

     We, like other companies in our industry, rely heavily on the use of intellectual property. We do not own the majority of the software that we use to run our business; instead we license this software from a small number of primary software vendors. If these vendors assert claims that we or our clients are infringing on their software or related intellectual property, we could incur substantial costs to defend these claims.

     In addition, if any of our vendors' infringement claims are ultimately successful, our vendors could require us to:

     - cease selling or using products or services that incorporate the challenged software or technology;

     - obtain a license or additional licenses from our vendors; or

     - redesign our products and services that rely on the challenged software or technology.

We are not currently involved in any material intellectual property litigation, but could be in the future to protect our trade secrets or know-how or to defend ourselves or our clients against alleged infringement claims.

WE MAY, IN THE FUTURE, BE EXPOSED TO RISKS RELATED TO INTERNATIONAL OPERATIONS WHICH COULD INCREASE OUR COSTS AND HURT OUR BUSINESS.

     We currently have operations in many countries around the world and may increase our international presence in the future. Risks that may affect our international operations include:

     - fluctuations in currency exchange rates;

     - import and customs duties regulations;

     - complicated licensing and work permit requirements;

     - variations in the methods of protection of intellectual property rights;

     - restrictions on the ability to convert currency;

     - political or social unrest; and

     - additional expenses and risks inherent in conducting operations in geographically distant locations, with clients speaking different languages and having different cultural approaches to the conduct of business.

WE MAY NOT COMMENCE OR, IF WE COMMENCE, WE MAY NOT BE ABLE TO COMPLETE, OUR CONCURRENT OFFERING OF UP TO $300 MILLION OF SENIOR NOTES.

     The closing of this offering is not contingent upon the closing of our possible offering of up to $300 million of our senior notes. The unaudited pro forma, as adjusted, balance sheet data as of June 30, 2001 presented in the sections of this prospectus supplement entitled "Summary Historical and Pro Forma Financial Data" and "Capitalization" only give effect to the completion of this offering. However, in both sections of this prospectus supplement, we have provided footnote disclosures regarding the relevant balance sheet items that would be affected by the completion of a $300 million senior notes offering. A number of factors, including market conditions and unfavorable business developments, could prevent the commencement or completion of the possible senior notes offering following the completion of this offering. In addition, we may determine not to commence or complete the senior notes offering based on a determination that the senior notes offering is not necessary in light of the amount of capital raised in this offering. In the event the senior notes offering is not commenced or completed, the footnote disclosures in the sections entitled "Summary Historical and Pro Forma Financial Data" and "Capitalization," which give effect to the senior notes offering, would be inapplicable.

PROVISIONS OF OUR CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW COULD DETER TAKEOVER ATTEMPTS THAT STOCKHOLDERS MAY THINK ARE IN THEIR BEST INTERESTS.

     Some provisions in our certificate of incorporation and bylaws could delay, defer, prevent or make more difficult a merger, tender offer or proxy contest involving our capital stock. Our stockholders might view transactions such as these as being in their best interests because, for example, a change of control might result in a price higher than the market price for shares of our Class A Common Stock. Among other things, these provisions:

     - require an 80% vote of the stockholders to amend some provisions of our certificate of incorporation and our bylaws;

     - permit only our chairman, president or a majority of our board of directors to call stockholder meetings;

     - authorize our board of directors to issue up to 3,000,000 shares of preferred stock in series with the terms of each series to be fixed by our board of directors;

     - authorize our board of directors to issue up to an additional 10,700,314 shares of Class B Common Stock, which shares are entitled to ten votes per share on any matter submitted to a vote of the stockholders;

     - permit directors to be removed, with or without cause, only by a vote of at least 80% of the combined voting power; and

     - specify advance notice requirements for stockholder proposals and director nominations to be considered at a meeting of stockholders.

In addition, with some exceptions, Section 203 of the Delaware General Corporation Law restricts mergers and other business combinations between us and any holder of 15% or more of our voting stock.

     We also have a stockholder rights plan. Under this plan, after the occurrence of specified events, our stockholders will be able to buy stock from us or our successor at reduced prices. These rights will not extend, however, to persons participating in takeover attempts without the consent of our board of directors. Accordingly, this plan could delay, defer or prevent a change of control of our company.

     Further, we have entered into severance agreements with certain of our executive officers which may have the effect of discouraging an unsolicited takeover proposal. Finally, Mr. Deason's ownership of approximately 43% of the total voting power of our capital stock (39.4% of the total voting power after this offering) could have the effect of delaying, deterring or preventing a takeover of our company. Specifically, Mr. Deason could block any action described above that requires 80% of the vote of our stockholders. See
"-- Darwin Deason has substantial control over our company and can affect virtually all decisions made by our stockholders" for additional information about Mr. Deason's ownership.

AVAILABILITY OF SIGNIFICANT AMOUNTS OF CLASS A COMMON STOCK FOR SALE COULD CAUSE THE MARKET PRICE OF OUR CLASS A COMMON STOCK TO DROP.

     There is a substantial number of shares of our Class A Common Stock that may be issued upon the exercise of employee stock options and upon conversion of shares of our Class B Common Stock, our 4% convertible subordinated notes due 2005 and our 3.5% convertible subordinated notes due 2006. The sale or issuance of additional shares of Class A Common Stock following this offering could adversely affect the prevailing market price of the Class A Common Stock.

THE PRICE OF OUR CLASS A COMMON STOCK MAY FLUCTUATE SIGNIFICANTLY, WHICH MAY RESULT IN LOSSES FOR INVESTORS.

     The market price for our Class A Common Stock has been and may continue to be volatile. For example, during the 52-week period ended September 24, 2001, the closing prices of our Class A Common Stock as reported on the New York Stock Exchange ranged from a high of $86.90 to a low of $47.56. We expect our stock price to continue to be subject to fluctuations as a result of a variety of factors, including factors beyond our control. These factors include:

     - further developments relating to the September 11, 2001 terrorist attacks on the U.S.;

     - actual or anticipated variations in our quarterly operating results;

     - announcements of technological innovations or new products or services by us or our competitors;

     - announcements relating to strategic relationships or acquisitions;

     - changes in financial estimates or other statements by securities analysts;

     - changes in general economic conditions;

     - conditions or trends affecting the outsourcing industry; and

     - changes in the economic performance and/or market valuations of other information technology companies.

     Because of this volatility, we may fail to meet the expectations of our stockholders or of securities analysts at some time in the future, and our stock price could decline as a result.

     In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the trading prices of equity securities of many high technology companies. These fluctuations have often been unrelated or disproportionate to changes in the operating performance of these companies. Any negative change in the public's perception of information technology companies could depress our stock price regardless of our operating results.

                                USE OF PROCEEDS

     In August 2001, we borrowed $550 million under an 18-month interim facility, which bears interest at LIBOR plus 1.43% (currently 5.0%). We used these funds, along with cash on hand and borrowings under our $450 million revolving credit facility, to acquire IMS. Our $450 million revolving credit facility expires in December 2004 and accrues interest at LIBOR plus 0.625% to 1.43% (currently 4.79%) or the bank's prime rate, as elected by us. We expect to use the net proceeds of this offering (approximately $559.5 million, or approximately $643.6 million if the underwriters exercise their overallotment option in full, based on the last sale price for our Class A Common Stock of $83.39 on September 24, 2001) to repay the amounts owing under our interim facility. Excess proceeds will first be used to repay a portion of the amount currently outstanding under our $450 million revolving credit facility and then for general corporate purposes, which may include future acquisitions.

     Shortly after the date of this prospectus supplement, we may offer up to $300 million of our senior notes. If commenced, the net proceeds of that offering (estimated to be up to $297.9 million) will first be used to repay any remaining amount outstanding under our interim facility following the application of the net proceeds from this offering. After all amounts outstanding under our interim facility have been paid, we will use any excess proceeds to repay a portion of the amount outstanding under our $450 million revolving credit facility and for general working capital purposes, which may include future acquisitions.

     The completion of this Class A Common Stock offering is not contingent upon the senior notes offering, if any. We cannot assure you that the senior notes offering will be commenced, or if commenced, will be completed as contemplated.

                                 CAPITALIZATION

     The table below presents our capitalization as of June 30, 2001:

     - on an actual basis,

     - on a pro forma basis to give effect to our acquisition of IMS as if it had occurred on June 30, 2001, and

     - on a pro forma, as adjusted basis to also reflect the sale of the 7,000,000 shares of Class A Common Stock offered by us in this offering and the application of the estimated net proceeds therefrom as described in "Use of Proceeds."

     The information presented in the table below should be read in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our annual consolidated financial statements and the consolidated financial statements of IMS appearing herein or incorporated herein by reference.

                                                                   AS OF JUNE 30, 2001
                                                         ----------------------------------------
                                                                                   PRO FORMA, AS
                                                           ACTUAL     PRO FORMA     ADJUSTED(4)
                                                         ----------   ----------   --------------
                                                                  (DOLLARS IN THOUSANDS)
Current portion of long-term debt......................  $    3,362   $    3,388     $    3,388
                                                         ----------   ----------     ----------
Long-term debt:
  Credit Facility(1)...................................     100,000      146,000        136,469
  Interim Facility(1)..................................          --      550,000             --
  4% Convertible Subordinated Notes due 2005...........     229,937      229,937        229,937
  3.5% Convertible Subordinated Notes due 2006.........     316,990      316,990        316,990
  Other debt, net of current portion(2)................       2,386        2,386          2,386
                                                         ----------   ----------     ----------
          Total long-term debt.........................     649,313    1,245,313        685,782
Stockholders' equity:
Common Stock:
  Class A, par value $.01 per share, 500,000,000 shares
     authorized, 47,282,056 shares issued and
     outstanding (actual and pro forma) and 54,282,056
     shares issued and outstanding (pro forma, as
     adjusted)(3)......................................         473          473            543
  Class B, par value $.01 per share, 14,000,000 shares
     authorized, 3,299,686 shares issued and
     outstanding.......................................          33           33             33
Additional paid-in capital.............................     350,767      350,767        910,228
Accumulated other comprehensive income (net of tax)....        (132)        (132)          (132)
Retained earnings......................................     534,374      534,374        534,374
                                                         ----------   ----------     ----------
          Total stockholders' equity...................     885,515      885,515      1,445,046
                                                         ==========   ==========     ==========
          Total capitalization.........................  $1,538,190   $2,134,216     $2,134,216
                                                         ==========   ==========     ==========

---------------

(1) Our revolving credit agreement has a maximum availability of $450 million, expires in December 2004 and accrues interest at LIBOR plus 0.625% to 1.43%, or the bank's prime rate, as elected by us. Our interim credit facility is $550 million, expires in February 2003 and accrues interest at LIBOR plus 1.43%.

(2) Long-term debt includes $4.5 million in capital lease obligations and $1.2 million in other amounts due to individuals and corporations.

(3) Does not include (a) 3,649,094 shares of Class A Common Stock issuable upon conversion of our 3.5% Convertible Subordinated Notes due 2006, (b) 5,390,460 shares of Class A Common Stock issuable upon conversion of our 4% Convertible Subordinated Notes due 2005, (c) 11,669,598 shares of Class A Common Stock reserved for issuance under our stock option plans, under which options to purchase 5,356,045 shares were outstanding as of June 30, 2001 at a weighted average exercise price of $33.74 per share, and (d) 3,299,686 shares of Class A Common Stock issuable upon conversion of our Class B Common Stock.

(4) After giving effect to and assuming the completion of the possible offering of $300 million of our senior notes and the application of the estimated $297.9 million net proceeds therefrom, our pro forma, as adjusted total long-term debt and total capitalization as of June 30, 2001 would be approximately $949.3 million and $2.4 billion, respectively. We cannot assure you that the senior notes offering will be commenced, or if commenced, will be completed as contemplated.

                              THE IMS ACQUISITION

     On August 24, 2001, we acquired 100% of the stock of IMS, a wholly-owned subsidiary of Lockheed Martin Corporation, for approximately $825 million in cash plus transaction costs of approximately $12 million. We funded the acquisition with proceeds we received from a combination of a new $550 million 18-month interim facility led by Bear, Stearns & Co. Inc. and Wells Fargo Bank Texas, National Association, $46 million from our $450 million revolving credit facility and $229 million from available cash.

     IMS' principal office is located in Washington D.C. and employs approximately 4,800 employees throughout the United States and in various foreign countries. It provides business process outsourcing services to state and local government agencies focusing on health and human services, transportation, public safety and child support. IMS' revenues for the twelve-month period ended June 30, 2001 were approximately $620 million.

     IMS partners with more than 230 state and local government agencies in 45 U.S. states, the District of Columbia, Canada, Australia, and Europe. IMS specializes in child support enforcement, welfare and workforce services, child care management, electronic toll collection and other intelligent transportation services involving the trucking industry, photo enforcement of red-light and speeding violations, parking management, and information technology outsourcing.

     The IMS acquisition is consistent with our overall business strategy and significantly increases our business process outsourcing offerings, establishes long-term relationships with new clients and solidifies our position as the premier provider of business process and technology outsourcing solutions to the state and local government marketplace. Our business process outsourcing offerings to state and local governments, which historically focused in the health and human services and government records management areas, will be significantly expanded in four key areas:

     - Children and Family Services -- We provide two principal offerings including child support payment processing where we process over $7 billion of payments annually, and electronic benefit payment processing for the paperless distribution of government benefits, such as food stamps.

     - Welfare and Workforce Services -- We provide government-mandated workforce services, including management, operation and systems service offerings linking individuals seeking employment with potential employers.

     - Municipal Services -- We process traffic and parking tickets collecting over $500 million on behalf of our clients. In addition, we operate traffic safety programs that use photographic functionality to automate the enforcement of traffic violations.

     - Transportation Systems and Services -- We process more than 25% of the state issued operating credentials and support the operation of over 30% of the motor carriers operating in the United States. Additionally, we provide Electronic Toll Collection Services processing over $1.2 billion in toll revenues annually on behalf of our clients, which include E-Z Pass New York, the largest electronic toll collection operation in the world. We also operate a nationwide network that electronically checks safety credentials and weighs trucks at highway speed, granting carriers authorization to bypass weigh stations without stopping.

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

     The following unaudited pro forma combined financial statements give effect to the consummation of the IMS Acquisition. The unaudited pro forma combined balance sheet as of June 30, 2001 set forth below presents our financial position as if we had acquired IMS on June 30, 2001. The unaudited pro forma combined statement of income for the fiscal year ended June 30, 2001 set forth herein presents our results of operations for such period as if we had acquired IMS on July 1, 2000. The unaudited pro forma combined balance sheet as of June 30, 2001 combines, with appropriate adjustments, our audited consolidated balance sheet as of June 30, 2001 and IMS' unaudited consolidated balance sheet as of June 30, 2001. The unaudited pro forma combined statement of income for the fiscal year ended June 30, 2001 combines, with appropriate adjustments, our audited consolidated results of operations for the fiscal year ended June 30, 2001 and IMS' unaudited consolidated results of operations for the twelve months ended June 30, 2001. IMS' unaudited consolidated results of operations for the twelve months ended June 30, 2001 were obtained by adding the unaudited six months ended June 30, 2001 to the audited twelve months ended December 31, 2000 and deducting the unaudited six months ended June 30, 2000. Certain reclassifications were made to conform IMS' historical financial statements to our historical financial statements.

     Our acquisition of IMS was completed on August 24, 2001. As such, the unaudited pro forma combined financial statements reflect the application of Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" to this transaction. SFAS No. 141 applies to all business combinations consummated after June 30, 2001 and requires the purchase method of accounting. SFAS No. 141 also establishes new criteria for determining whether intangible assets should be recognized apart from goodwill. We also adopted SFAS No. 142 "Goodwill and Other Intangible Assets" effective July 1, 2001. SFAS No. 142 provides that goodwill and intangible assets with indefinite lives will not be amortized, but rather will be tested for impairment annually. Therefore, no amortization of goodwill and indefinite lived intangible assets arising from the IMS acquisition has been reflected in the unaudited pro forma combined statement of income.

     The unaudited pro forma combined financial statements have been prepared on the basis of preliminary assumptions and estimates. The pro forma adjustments represent our preliminary determinations of these adjustments and are based on available information and certain assumptions we consider reasonable under the circumstances. Final amounts could differ from those set forth herein and are subject to finalization of a third party valuation. The unaudited pro forma combined financial statements may not be indicative of the results of operations that would have been achieved if the IMS acquisition had occurred on the dates indicated or which we may achieve in the future. The unaudited pro forma combined financial statements and notes thereto should be read in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our annual consolidated financial statements and the financial statements of IMS appearing in our Annual Report on Form 10-K or Current Report on Form 8-K, incorporated by reference herein.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                              AS OF JUNE 30, 2001
                                 (IN THOUSANDS)

                                                  HISTORICAL                    PRO FORMA
                                             ---------------------   --------------------------------
                                                ACS         IMS      ADJUSTMENTS            COMBINED
                                             ----------   --------   -----------           ----------
ASSETS


Current Assets:
  Cash and cash equivalents................  $  242,458   $ 11,956    $(240,954)(a)(d)     $   13,460
  Accounts receivable, net.................     472,042    107,280           --               579,322
  Inventory................................       8,591      8,139           --                16,730
  Prepaid expenses and other current
     assets................................      77,572      3,992           --                81,564
  Deferred taxes...........................       8,952         --           --                 8,952
                                             ----------   --------    ---------            ----------
          Total current assets.............     809,615    131,367     (240,954)              700,028
Property and equipment and software, net...     237,563     98,393      (18,393)(c)           317,563
Goodwill, net..............................     697,760     17,899      612,428(c)          1,328,087
Other intangibles, net.....................      97,160        843       96,000(c)            194,003
Long-term investments and other assets.....      49,589     41,722      (39,150)(c)(d)         52,161
                                             ----------   --------    ---------            ----------
          Total assets.....................  $1,891,687   $290,224    $ 409,931            $2,591,842
                                             ==========   ========    =========            ==========

LIABILITIES AND STOCKHOLDERS' EQUITY


Current Liabilities
  Accounts payable.........................  $   40,265   $ 40,008    $      --            $   80,273
  Accrued compensation and benefits........      82,043     20,701           --               102,744
  Other accrued liabilities................     126,875      7,470       19,500(b)(c)(e)      153,845
  Income taxes payable.....................       7,742         --           --                 7,742
  Current portion of long-term debt........       3,362         26           --                 3,388
  Current portion of unearned revenue......      20,765     16,450           --                37,215
                                             ----------   --------    ---------            ----------
          Total current liabilities........     281,052     84,655       19,500               385,207
Convertible notes..........................     546,927         --           --               546,927
Long-term debt.............................     102,386         --      596,000(a)            698,386
Due to Parent..............................          --    226,456     (226,456)(d)                --
Deferred taxes.............................      55,601         --           --                55,601
Other long-term liabilities................      20,206         --           --                20,206
                                             ----------   --------    ---------            ----------
          Total liabilities................   1,006,172    311,111      389,044             1,706,327
                                             ----------   --------    ---------            ----------
Commitments and contingencies
Stockholders' equity:
  Common Stock.............................         506         --           --                   506
  Additional paid-in capital...............     350,767    (20,887)      20,887(f)            350,767
  Retained earnings........................     534,374         --           --               534,374
  Accumulated other comprehensive income,
     net...................................        (132)        --           --                  (132)
                                             ----------   --------    ---------            ----------
          Total stockholders' equity.......     885,515    (20,887)      20,887               885,515
                                             ----------   --------    ---------            ----------
          Total liabilities and
            stockholders' equity...........  $1,891,687   $290,224    $ 409,931            $2,591,842
                                             ==========   ========    =========            ==========

    The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
                    FOR THE FISCAL YEAR ENDED JUNE 30, 2001
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                         HISTORICAL                 PRO FORMA
                                                    ---------------------   -------------------------
                                                       ACS         IMS      ADJUSTMENTS     COMBINED
                                                    ----------   --------   -----------    ----------
Revenues..........................................  $2,063,559   $620,832    $     --      $2,684,391
Operating expenses:
  Wages and benefits..............................     904,684    224,642          --       1,129,326
  Services and supplies...........................     598,797    253,114(k)        --        851,911
  Rent, lease and maintenance.....................     223,679     43,634          --         267,313
  Depreciation and amortization...................      93,617     39,361     (20,544)(g)     112,434
  Other operating expenses........................      19,056      3,559          --          22,615
                                                    ----------   --------    --------      ----------
          Total operating expenses................   1,839,833    564,310     (20,544)      2,383,599
Operating income..................................     223,726     56,522      20,544         300,792
Interest expense..................................      23,742        135      29,800(h)       53,677
Other non-operating income........................     (21,076)      (560)      9,160(i)      (12,476)
                                                    ----------   --------    --------      ----------
  Pretax profit...................................     221,060     56,947     (18,416)        259,591
Income tax expense................................      86,768      2,624      11,849(j)      101,241
                                                    ----------   --------    --------      ----------
  Net income......................................  $  134,292   $ 54,323    $(30,265)     $  158,350
                                                    ==========   ========    ========      ==========
Earnings per common share:
  Basic...........................................  $     2.69                             $     3.17
                                                    ==========                             ==========
  Diluted.........................................  $     2.46                             $     2.87
                                                    ==========                             ==========
Shares used in computing earnings per common
  share:
  Basic...........................................      49,879                                 49,879
  Diluted.........................................      58,228                                 58,228

    The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

         NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION

     On August 24, 2001, we acquired IMS. Under the terms of the agreement, we paid $825 million at closing. In addition, we accrued related transaction costs of approximately $12 million. We funded the cash purchase price of $825 million from a combination of a new $550 million 18-month interim facility led by Bear, Stearns & Co. Inc. and Wells Fargo Bank Texas, National Association, $229 million from available cash and $46 million from our $450 million revolving credit facility. In connection with the foregoing, we amended the credit facility in order to adjust certain covenants to permit the IMS Acquisition.

     IMS partners with more than 230 state and local government agencies in 45 U.S. states, the District of Columbia, Canada, Australia, and Europe. IMS specializes in child support enforcement, welfare and workforce services, child care management, electronic toll collection, and other intelligent transportation services involving the trucking industry, photo enforcement of red-light and speeding violations, parking management, and information technology outsourcing. On behalf of its clients, IMS annually collects more than $7 billion in child support payments, $1.2 billion in toll revenues and $450 million in violation revenues.

     The unaudited pro forma combined balance sheet presents the combined financial position of us and IMS as of June 30, 2001 assuming the acquisition had occurred as of that date. Such pro forma information is based upon our audited consolidated balance sheet as of June 30, 2001 and IMS' unaudited balance sheet as of June 30, 2001. The unaudited pro forma combined statements of income are presented for the year ended June 30, 2001 assuming the acquisition occurred on July 1, 2000. The unaudited pro forma combined statement of income for the year ended June 30, 2001 combines our audited statement of income for the year ended June 30, 2001 and IMS' consolidated results of operations for the twelve months ended June 30, 2001. IMS' unaudited consolidated results of operations for the twelve months ended June 30, 2001 were obtained by adding the unaudited six months ended June 30, 2001 to the audited twelve months ended December 31, 2000 and deducting the unaudited six months ended June 30, 2000.

     The unaudited pro forma balance sheet and combined statement of income reflect a preliminary purchase price allocation of IMS and is subject to change, pending finalization of the third party valuation of the assets acquired. Certain reclassifications were made to conform IMS' historical statements to our historical financial statements.

NOTE 2. ACCOUNTING POLICIES

     The unaudited pro forma combined financial statements reflect the application of Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" to the IMS acquisition. The provisions of SFAS No. 141 are applicable for all business combinations consummated after June 30, 2001. ACS adopted SFAS No. 142 "Goodwill and Other Intangible Assets" effective July 1, 2001. In accordance with SFAS No. 142, no amortization of goodwill or indefinite lived intangible assets arising from the IMS acquisition has been reflected in the unaudited pro forma combined statement of income. Assuming the transaction occurred as of June 30, 2001, a summary of the net assets acquired is as follows (in thousands):

Current assets, net.........................................   $ 27,258
Other long-term assets......................................      3,415
Fixed assets................................................     38,000
Software....................................................     42,000
Customer contracts..........................................     96,000
Goodwill....................................................    630,327
                                                               --------
          Total purchase price, including related
           transaction costs................................   $837,000
                                                               --------

                   NOTES TO THE UNAUDITED PRO FORMA COMBINED
                      FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 3. DEBT ISSUANCE

     On August 24, 2001, we borrowed $550 million under an 18-month interim facility led by Bear, Stearns & Co. Inc. and Wells Fargo, N.A. ("Interim Facility"), which bears interest at LIBOR plus 1.43%, or 5.0% as of the date of this prospectus supplement. In addition, we borrowed $46 million (at LIBOR plus 1.43%, or 5.0% as of the date of this prospectus supplement) under our existing $450 million revolving credit facility ("Credit Facility"). The remainder of the purchase price was funded from available cash.

NOTE 4. PRO FORMA ADJUSTMENTS

     The pro forma combined balance sheet has been prepared to reflect our acquisition of IMS for an aggregate cash purchase price of $825 million plus transaction costs. Pro forma adjustments are made to the balance sheet to reflect:

          (a) The payment of the cash purchase price of $825 million. The cash purchase price was funded from the $550 million of borrowings under the Interim Facility described in Note 3 above, available cash of $229 million and borrowings of $46 million under the Credit Facility, as amended.

          (b) An adjustment to increase the net assets of IMS by $8 million in accordance with the anticipated working capital adjustment set forth in the purchase agreement.

          (c) The preliminary allocation of the purchase price to the estimated fair value of the net assets at the acquisition date based on a preliminary third party valuation (see Note 2) primarily consisting of a write down of fixed assets from $57 million to $38 million, a write up of software from $41 million to $42 million, a $3 million write off of a long-term investment, and the recognition of $726 million in intangible assets comprised of $630 million in goodwill and $96 million in amortizable customer contracts. Also, in order to conform IMS' accounting policies to our policies and to record assumed liabilities from the IMS acquisition, accruals for approximately $15 million were made.

          (d) The elimination of assets, including $12 million in cash and $36 million in long-term assets held for sale, and $226 million of intercompany debt retained by the parent company of IMS (Lockheed Martin Corporation).

          (e) Transaction costs (i.e. legal, investment banking and filing fees) associated with the IMS Acquisition, which are estimated to be $12 million.

          (f) The elimination of net equity of IMS.

     Pro forma adjustments are made to the statement of income to reflect:

          (g) A net decrease in depreciation and amortization expense resulting from the $19 million write down of fixed assets, the $1 million write up of software, a change in fixed asset and software useful lives and the $96 million purchase price allocation to intangible assets related to IMS' customer contracts. The estimated weighted average life of this intangible asset is approximately 13 years.

          (h) An increase in interest expense related to the borrowings under the Interim Facility and Credit Facility assuming that the debt was issued as of July 1, 2000. Borrowings under the Interim Facility in the amount of $550 million bear interest at LIBOR plus 1.43%, 5.0% as of the date of this prospectus supplement. Borrowings under the Credit Facility in the amount of $46 million also bear interest at LIBOR plus 1.43%, 5.0% as of the date of this prospectus supplement. As a result of funding the purchase price with variable rate debt, a 1/8% variance in interest rates would have an approximate $0.5 million impact on net income.

          (i) Reduction in interest income related to the use of $229 million of available cash to fund the acquisition. Currently, available cash earns interest at approximately 4.0%.

                   NOTES TO THE UNAUDITED PRO FORMA COMBINED
                      FINANCIAL STATEMENTS -- (CONTINUED)

          (j) Adjustment to income taxes on a combined basis to reflect the estimated our effective tax rate of approximately 39%.

          (k) Includes approximately $14 million of overhead allocation from the parent of IMS.

     The pro forma combined financial statements do not include integration costs, or other transactions or events that the combined entity may undertake or experience as a result of the acquisition. As such, any restructuring charges, anticipated increases in revenues, or cost savings, are not presented in the pro forma combined financial statements.

                            SELECTED FINANCIAL DATA

     The selected consolidated financial data presented below under the captions "Statement of Income Data" and "Balance Sheet Data" as of and for the years ended June 30, 1999, 2000 and 2001 have been derived from our audited consolidated financial statements and the notes thereto.

     The information presented in the table below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our annual consolidated financial statements appearing herein or incorporated herein by reference.

                                                               FISCAL YEAR ENDED JUNE 30,
                                                         --------------------------------------
                                                            1999         2000           2001
                                                         ----------   ----------     ----------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA
Revenues...............................................  $1,642,216   $1,962,542     $2,063,559
Operating expenses:
  Wages and benefits...................................     713,984      854,162        904,684
  Services and supplies................................     500,631      608,401        598,797
  Rent, lease and maintenance..........................     183,116      206,330        223,679
  Depreciation and amortization........................      66,723       84,752         93,617
  Impairment charges...................................          --       56,571             --
  Other operating expenses.............................      19,178       28,918         19,056
                                                         ----------   ----------     ----------
          Total operating expenses.....................   1,483,632    1,839,134      1,839,833
                                                         ----------   ----------     ----------
Operating income.......................................     158,584      123,408        223,726
Interest expense.......................................      17,594       23,979         23,742
Net gain on divestitures...............................          --      (85,846)            --
Other expense (income), net............................      (4,547)      (9,995)       (21,076)
                                                         ----------   ----------     ----------
          Pretax profit................................     145,537      195,270        221,060
Income tax expense.....................................      59,307       85,958         86,768
                                                         ----------   ----------     ----------
          Net income...................................  $   86,230   $  109,312(1)  $  134,292
                                                         ==========   ==========     ==========
Earnings per share assuming dilution...................  $     1.66   $     2.07(1)  $     2.46
Weighted average shares outstanding, diluted...........      55,668       55,806         58,228

                                                                     AS OF JUNE 30,
                                                         --------------------------------------
                                                            1999         2000           2001
                                                         ----------   ----------     ----------
                                                                     (IN THOUSANDS)
BALANCE SHEET DATA
Working capital........................................  $  194,226   $  413,632(2)  $  528,563
Total assets...........................................   1,223,600    1,656,446      1,891,687
Total long-term debt (less current portion)............     349,106      525,619        649,313
Stockholders' equity...................................     607,421      711,377        885,515

---------------

(1) Net income for fiscal year 2000 includes $1,055,000, or $.02 per share, of net non-operating gains resulting from divestiture and restructuring activities.

(2) Working capital and total assets include $180,335,000 of receivables from the divestiture of business units prior to June 30, 2000 and $43,362,000 of net assets held-for-sale from business units which were divested in fiscal year 2001.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion in conjunction with our selected financial data and our annual consolidated financial statements and the related notes appearing herein or incorporated herein by reference. The results described below are not necessarily indicative of the results to be expected in any future period. Certain statements in the following discussion are considered forward-looking under the federal securities laws. These forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ substantially from historical results or our predictions. See "A Warning About Forward-Looking Statements" in the accompanying prospectus.

GENERAL

     We derive our revenues from delivering information technology services, including technology outsourcing, business process outsourcing and systems integration services, to the commercial sector and to the federal government. A substantial portion of our revenues is derived from recurring monthly charges to our customers under service contracts with initial terms that vary from one to ten years. For the fiscal year ended June 30, 2001, approximately 89% of our revenues were recurring. We define recurring revenues as revenues derived from services that are used by our customers each year in connection with their ongoing businesses, and accordingly exclude conversion and deconversion fees, software license fees, short-term contract programming engagements, product installation fees and hardware sales. Since the inception of our company through June 30, 2001, we have purchased 53 information technology services companies, resulting in geographic expansion, growth and diversification of our customer base, expansion of services offered and increased economies of scale. Approximately half of the increase in revenues since June 30, 1994 has been attributable to these acquisitions.

RECENT EVENT

     On August 24, 2001 we acquired 100% of the stock of Lockheed Martin IMS Corporation ("IMS") a wholly-owned subsidiary of Lockheed Martin Corporation for approximately $825 million in cash plus transaction costs. The transaction was accounted for under the purchase method of accounting, and therefore unless specifically stated, the following Management's Discussion and Analysis of Financial Condition and Results of Operations does not include IMS operations.

SIGNIFICANT DEVELOPMENTS -- FISCAL YEAR 2001

     During fiscal year 2001, we acquired five companies, all of which serve our commercial sector. We also signed contracts for a company record $345.0 million of annual recurring new business during fiscal year 2001.

     In the third quarter of fiscal year 2001, we sold a new issue of $317 million of 3.5% Convertible Subordinated Notes due February 15, 2006 (the "3.5% Notes"). The 3.5% Notes are convertible at any time prior to the maturity date, unless redeemed or repurchased, into our Class A Common Stock at a conversion rate of 11.5117 shares of Class A Common Stock for each $1,000 principal amount of 3.5% Notes (equivalent to a conversion price of $86.87 per share of Class A Common Stock), subject to adjustments in certain events. The 3.5% Notes may be redeemed at our option on or after February 18, 2004, in whole or in part, at the redemption prices set forth in the 3.5% Notes.

     During the first quarter of fiscal year 2001, we recorded a $12.8 million gain in other non-operating income related to the sale of a non-strategic minority investment in ACS Merchant Services, Inc. Also during the quarter, we recorded a $10.4 million charge in connection with the termination of certain hardware leases and disaster recovery contracts (reflected in rent, lease and maintenance expense) and a $2.1 million charge for non-recurring litigation costs and the writedown of property held-for-sale (reflected in other operating expense).

SIGNIFICANT DEVELOPMENTS -- FISCAL YEAR 2000

     In May 2000, we entered into a formal plan to divest certain non-strategic units consisting primarily of our ATM processing business and our commercial staffing business. These business units, which were no longer considered strategic to our long-term goal of providing information technology and business process outsourcing services, along with other smaller divested business units, accounted for approximately 15% of our fiscal year 2000 revenues. In June 2000, we sold the ATM processing business for cash proceeds of approximately $179.8 million. The proceeds from this transaction were received in July 2000. In June 2000, we also completed the sale of two small professional services and systems integration businesses resulting in cash proceeds of approximately $0.8 million. As a result of these divestiture transactions, we recorded a net pretax gain of $85.8 million during the fourth quarter of fiscal year 2000. The cash proceeds from these divestitures were used to pay down amounts outstanding under our existing credit facility.

     During the fourth quarter of fiscal year 2000, we initiated a formal plan to divest the commercial staffing business and two other smaller business units. As a result, we recorded a $43.9 million pretax impairment charge for goodwill associated with the commercial staffing business and the net assets were reclassified into the balance sheet caption "Net Assets Held for Sale." Subsequently, the sale of these units was completed in the first quarter of fiscal year 2001 with proceeds of approximately $47.0 million.

     At June 30, 2000, we recorded a $4.4 million pretax impairment charge for software and other intangibles associated with two other smaller businesses.

     During the fourth quarter of fiscal year 2000, we recorded other non-recurring pretax charges of approximately $23.7 million related to the impairment of certain other intangibles, primarily customer contracts, charges associated with loss contracts, a contractual dispute with a client, non-recurring litigation and severance.

     During fiscal year 2000, we acquired three companies, two serving our commercial segment and one serving the federal government segment. All of these acquisition transactions expanded our existing market expertise. Also during fiscal year 2000, we signed $232.0 million of annual recurring new business.

RESULTS OF OPERATIONS

     The following table sets forth certain items from our Consolidated Statements of Income expressed as a percentage of revenues and includes the non-recurring charges mentioned above in "Significant Developments":

                                                               PERCENTAGE OF REVENUES
                                                                 YEAR ENDED JUNE 30,
                                                              -------------------------
                                                              2001      2000      1999
                                                              -----     -----     -----
Revenues....................................................  100.0%    100.0%    100.0%
                                                              -----     -----     -----
Operating expenses:
  Wages and benefits........................................   43.8      43.5      43.5
  Services and supplies.....................................   29.0      31.0      30.5
  Rent, lease and maintenance...............................   10.8      10.5      11.1
  Depreciation and amortization.............................    4.5       4.3       4.0
  Impairment charges........................................     --       2.9        --
  Other operating expenses..................................    0.9       1.5       1.2
                                                              -----     -----     -----
Total operating expenses....................................   89.0      93.7      90.3
                                                              -----     -----     -----
Operating income............................................   11.0       6.3       9.7
Interest expense............................................    1.2       1.2       1.1
Net gain from divestitures..................................     --      (4.4)       --
Other non-operating income, net.............................   (1.0)     (0.5)     (0.3)
                                                              -----     -----     -----
Pretax profit...............................................   10.8      10.0       8.9
Income tax expense..........................................    4.2       4.4       3.6
                                                              -----     -----     -----
Net income..................................................    6.6%      5.6%      5.3%
                                                              =====     =====     =====

  Comparison of Fiscal Year 2001 to Fiscal Year 2000

     Excluding revenues from divested units of $7.5 million and $298.6 million in fiscal years 2001 and 2000, respectively, revenues increased $392.1 million, or 24%, from $1.66 billion to $2.06 billion. Internal growth for fiscal year 2001 was 14%, while growth from acquisitions was 10%. Revenues in our commercial segment, excluding the fiscal year 2000 divestitures, rose 25%, or $262.3 million, primarily due to new contracts in state Medicaid and Welfare benefit program management, as well as growth from new and existing business process outsourcing and technology outsourcing contracts. Revenues from our federal segment increased $129.8 million, or 21%, due to the full year impact of the acquisition of Intellisource in the fourth quarter of fiscal year 2000 and growth in our Department of Education contract.

     Excluding the non-recurring charges of $12.5 million (see "-- Significant Developments -- Fiscal Year 2001") and $75.0 million (see "-- Significant Developments -- Fiscal Year 2000") in fiscal years 2001 and 2000, respectively, total operating expenses increased $63.2 million, or 3.6%, to $1.8 billion due to our growth in new business. As a percentage of revenues, wages and benefits increased from 43.5% to 43.8% primarily as a result of the fiscal year 2000 divestitures, which had a smaller component of wages and benefits. In addition, the growth of our business process outsourcing services, which has a higher labor component, has increased this percentage. Services and supplies decreased as a percentage of revenues from 31.0% to 29.0% as a result of the divestiture of the ATM processing business, which had a large component of interchange fees paid to ATM distributors. Excluding the non-recurring items, rent, lease and maintenance remained relatively constant as a percentage of revenues. Excluding non-recurring items, other operating expenses decreased from 1.1% to 0.8% as a percentage of revenues due to legal and other expenses recorded in June 2000.

     Other non-operating income, net includes a non-recurring gain of $12.8 million in fiscal year 2001 related to the sale of an investment. Net gain from divestitures represents an $85.8 million gain in fiscal year 2000 as a result of the divestiture program completed in early fiscal year 2001 (see "-- Significant Developments -- Fiscal Year 2000").

     Our effective tax rate of approximately 39.25% in fiscal year 2001 exceeded the federal statutory rate of 35% due primarily to the amortization of certain acquisition-related costs that are non-deductible for tax purposes, plus the net effect of state income taxes.

  Comparison of Fiscal Year 2000 to Fiscal Year 1999

     Revenues increased $320.3 million, or 20%, for fiscal year 2000 to $1.96 billion from $1.64 billion for fiscal year 1999. Of the 20% increase in revenues, approximately 10% was from internal growth and 10% from acquisitions. Revenues from our commercial segment increased $253.3 million, or 23%, over fiscal year 1999 primarily due to acquisitions and new business process outsourcing and technology outsourcing contracts with customers in the insurance, retail, healthcare and financial services industries. Revenues from our federal government segment increased $67.0 million, or 12%, over fiscal year 1999 due primarily to increased requirements under the Department of Education's contract, new task orders under civilian agency contracts and the Intellisource acquisition.

     Fiscal year 2000 results of operations include several non-recurring pretax charges totaling $72.0 million and a non-operating net pretax gain from divestitures of $85.8 million that are discussed above in "-- Significant Developments -- Fiscal Year 2000" and for purposes of the following discussion have been excluded. The net effect of these non-recurring transactions increased our basic and diluted earnings per share by approximately $0.02 for fiscal year 2000.

     Total operating expenses increased $283.5 million, or 19%, to $1.77 billion for fiscal year 2000 as compared to fiscal year 1999, due to our increase in revenues. As a percentage of revenues, operating expenses decreased slightly in fiscal year 2000 to 90.0% from 90.3% in fiscal year 1999 as a result of expansion through internal growth and acquisitions in our business process outsourcing service lines. Service and supplies as a percentage of revenues increased from 30.5% in fiscal year 1999 to 30.8% in fiscal year 2000 due to a higher component of subcontractor costs on the Department of Education contract and increased ATM transactions. Rent, lease and maintenance expense decreased as a percentage of revenues to 10.5% in fiscal year 2000 from 11.1% in fiscal year 1999 due to current year acquisitions having a lower component of rent, lease and maintenance expense. Depreciation and amortization increased as a percentage of revenues to 4.3% in fiscal year 2000 compared to 4.0% in fiscal year 1999 primarily due to the amortization of current year acquisition costs.

     Operating income increased $36.8 million, or 23%, for fiscal year 2000 as compared to fiscal year 1999.

     Interest expense increased $6.4 million to $24.0 million in fiscal year 2000, compared to $17.6 million in fiscal year 1999, primarily due to an increase in interest rates and additional debt incurred for acquisitions.

     Other non-operating income for fiscal year 2000 includes the recognition of a $3.0 million gain on the collection of a fully reserved note receivable from the sale of a business unit in fiscal year 1999 and the recognition of a $1.8 million net gain on the sale of a minority investment.

     Excluding the non-recurring transactions discussed in "-- Significant Developments -- Fiscal Year 2000," the effective tax rate for fiscal year 2000 was approximately 40.3% and exceeded the federal statutory rate of 35% due primarily to the amortization of certain acquisition-related costs that are non-deductible for tax purposes, plus the net effect of state income taxes.

LIQUIDITY AND CAPITAL RESOURCES

     At June 30, 2001, we had cash and cash equivalents totaling $242.5 million compared to $44.5 million at June 30, 2000. Included in the cash balances at June 30, 2001 and 2000 are $4.9 million and $22.3 million, respectively, of restricted cash held on behalf of governmental customers. Working capital increased to $528.6 million at June 30, 2001 from $413.6 million at June 30, 2000 due primarily to the collection of proceeds from divestitures and the issuance of our 3.5% Notes, partially offset by the subsequent repayment of long-term debt under our $450 million revolving credit facility.

     Net cash provided by operating activities for fiscal year 2001 decreased to $141.9 million as compared with $157.8 million in fiscal year 2000. During the first quarter of fiscal year 2001, we paid approximately $50.0 million in income taxes related to the net gain from our divestiture activity and approximately $10.4 million of non-recurring lease termination charges, which are included in cash flow from operations. After adjusting for these items and divestiture activity, our net cash flow from operating activities would have been $200.6 million for fiscal year 2001, an increase of $42.8 million over fiscal year 2000. Net cash flow used in investing activities decreased by $246.7 million in fiscal year 2001 compared to fiscal year 2000 primarily due to the receipt of proceeds from divestitures of $202.8 million and a decrease in acquisition payments from $232.9 million to $173.4 million. Net cash provided by financing activities in fiscal year 2001 was $125.1 million as compared to $173.9 million in fiscal year 2000, and decreased due to repayments of our $450 million revolving credit facility less the issuance of our 3.5% Notes.

     In the third quarter of fiscal year 2001, we sold a new issue of $317 million of 3.5% Notes, which allowed us to repay borrowings from our existing $450 million revolving credit facility and to fund current and future acquisitions. As of June 30, 2001, we had $340.8 million of availability under our $450 million revolving credit facility.

     We funded the purchase of IMS through a combination of an 18-month $550 million interim facility lead by Bear, Stearns & Co. Inc. and Wells Fargo, N.A., available cash on hand and borrowings under our existing $450 million revolving credit facility. We have announced plans to refinance the $550 million interim facility by using proceeds we receive from this offering and a possible offering of long-term debt. See "Use of Proceeds." No assurance can be given to our refinancing plans and how or when they will be completed. Absent a refinancing, we would be subject to incremental interest on the interim facility and would most likely jeopardize our investment grade ratings.

     Excluding the item discussed above, our management believes that available cash and cash equivalents, together with cash generated from operations and available borrowings under our $450 million revolving credit facility, will provide adequate funds for our anticipated internal growth needs, including working capital expenditures. Our management also believes that cash provided by operations will be sufficient to satisfy all existing debt obligations as they become due. However, we intend to continue our growth through acquisitions and from time to time to engage in discussions with potential acquisition candidates. In order to pursue such opportunities, which could require significant commitments of capital, we may be required to incur debt or to issue additional potentially dilutive securities in the future. No assurance can be given as to our future acquisition and expansion opportunities and how such opportunities will be financed.

NEW ACCOUNTING STANDARDS

     In June 2001, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." SFAS 142 addresses the accounting and reporting of acquired goodwill and other intangible assets. SFAS 142 discontinues amortization of acquired goodwill and instead requires annual impairment testing of acquired goodwill. Intangible assets will be amortized over their useful economic life and tested for impairment in accordance with SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Intangible assets with an indefinite useful economic life should not be amortized until the life of the asset is determined to be finite. We have adopted SFAS 142 effective July 1, 2001. SFAS 142 will have a significant favorable impact on our fiscal year 2002 financial results. See Note 1 of the Notes to Consolidated Financial Statements contained in our most recent Annual Report on Form 10-K, incorporated by reference herein, for further discussion of the impact of SFAS 142.

     Also in June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations." SFAS 141 requires that all business combinations be accounted for under the purchase method and defines the criteria for identifying intangible assets for recognition apart from goodwill. SFAS 141 applies to all business combinations initiated after June 30, 2001 and all business combinations accounted for using the purchase method for which the acquisition date is July 1, 2001 or later. We have adopted SFAS 141 effective July 1, 2001. We are currently evaluating the impact of SFAS 141 on our future earnings and financial position.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements." SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements and requires adoption no later than the fourth quarter of fiscal year 2001. We have adopted the provisions of SAB 101 and do not believe the adoption of SAB 101 has had a material impact on our earnings and financial position.

     In June 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of the FASB Statement No. 133." SFAS 137 deferred the effective date of SFAS 133, "Accounting for Derivatives and Hedging Activities" to fiscal years beginning after June 15, 2000. We adopted SFAS 133 on July 1, 2000. We do not believe the adoption of SFAS 133 has had a material impact on our earnings and financial position.

                                    BUSINESS

GENERAL

     We are a global, Fortune 1000 company delivering comprehensive business process outsourcing and information technology outsourcing solutions, as well as system integration services, to both commercial and federal government clients. We are based in Dallas, Texas and have offices primarily in North America, as well as Central America, South America, Europe, Africa and the Middle East. Our clients have time-critical, transaction-intensive information processing needs, and we typically service these needs through long-term contracts. Approximately 89% of our revenues for the past three fiscal years were recurring revenues, which are revenues derived from services that our clients use each year in connection with their ongoing businesses.

     We were formed in 1988 to participate in the trend to outsource information processing requirements to third parties. This outsourcing enables businesses to focus on core operations, respond to rapidly changing technologies and reduce expenses associated with business processes and data processing. Our business strategy is to expand our client base and enhance our service offerings through both internal marketing and the acquisition of complementary companies. Our marketing efforts focus on developing long-term relationships with clients that choose to outsource mission critical business processes and information technology requirements. Our focus over the last several years has been to participate in the expanding business process outsourcing market. Our business expansion has been accomplished both from internal growth as well as through acquisition. Since inception, we have completed 55 acquisitions, which have resulted in geographic expansion, growth and diversification of our customer base, expansion of services and products offered, and increased economies of scale. Our revenues increased from $534 million in fiscal year 1995 to $2.1 billion in fiscal year 2001, a compound annual growth rate of 25%. Of this growth, approximately one-half resulted from internal growth and the other half resulted from growth through acquisitions.

     On August 24, 2001, we acquired 100% of the stock of IMS, a wholly-owned subsidiary of Lockheed Martin Corporation, for approximately $825 million in cash plus transaction costs. IMS, with its principal office located in Washington D.C. and approximately 4,800 employees throughout the United States and in various foreign countries, primarily provides business process outsourcing services to state and local government agencies focusing on health and human services, transportation, public safety and child support. IMS' revenues for the twelve-month period ending June 30, 2001 were approximately $620 million.

     We serve two primary markets. Our largest market is the commercial sector, which during fiscal year 2001 accounted for approximately 64% of our annual revenues. After the IMS acquisition, we believe our commercial sector now approximates 75% of our revenues. Within the commercial sector, which includes state and local governments, we provide business process outsourcing, systems integration services and technology outsourcing to a variety of clients nationwide, including healthcare providers, retailers, local municipalities, state agencies, wholesale distributors, manufacturers, utilities, financial institutions and insurance companies.

     We also serve the federal government market, which during fiscal year 2001 accounted for approximately 36% of our annual revenues. Following the IMS acquisition, we believe our federal government market now approximates 25% of our revenues. Our services in this market are comprised of business process outsourcing, systems integration services and technology outsourcing. Within our federal government business, approximately half of our revenues are derived from civilian agencies, including the Department of Education, with the remaining half from Department of Defense agencies.

MARKET OVERVIEW

     The demand for our services has grown substantially in recent years, and we believe that this will continue to increase in the future as a result of financial, strategic and technological factors. These factors include:

     - the increasing desire by businesses and government to drive process improvements and improve the speed of and reduce the cost of execution;

     - the increasing complexity of information technology systems and the need to connect electronically with clients, suppliers, and other internal systems;

     - the increasing requirements for rapid processing of information and the instantaneous communication of large amounts of data to multiple locations;

     - the desire of businesses and government organizations to focus on their core competencies;

     - the desire by businesses and government to take advantage of the latest advances in technology without the cost and resource commitment required to maintain an in-house system;

     - the desire by businesses and government to have a workforce that is able to expand and contract in relation to their business volumes; and

     - the proliferation of web-based and wireless technologies.

BUSINESS STRATEGY

     The key components of our business strategy include the following:

     - Expand Client Base -- We seek to develop long-term relationships with new clients by leveraging our subject matter expertise, world-wide data manufacturing capabilities and infrastructure of information technology products and services. Our primary focus is to increase our revenues by obtaining new clients with recurring requirements for business process and information technology services.

     - Expand Existing Client Relationships -- We seek to expand existing client relationships by increasing the scope and breadth of services we provide.

     - Build Recurring Revenues -- We seek to enter into long-term relationships with clients to provide services that meet their ongoing business requirements while supporting their mission critical business process or information technology needs.

     - Invest in Technology -- We respond to technological advances and the rapid changes in the requirements of our clients by committing substantial amounts of our resources to the operation of multiple hardware platforms, the customization of products and services that incorporate new technology on a timely basis and the continuous training of our personnel.

     - Provide Flexible Solutions -- We offer custom-tailored business process and information technology solutions using a variety of proprietary and third-party licensed software on multiple hardware and systems software platforms and domestic and international workforces that are able to expand and contract in relation to clients' business volumes.

     - Maximize Economies of Scale -- Our strategy is to develop and maintain a significant client and account/transaction base to create sufficient economies of scale that enable us to achieve competitive costs.

     - Complete Strategic and Tactical Acquisitions -- Our acquisition strategy is to acquire companies to expand our geographic presence, to expand the products and services we offer to existing clients, and to obtain a presence in new, complementary markets.

     - Attract, Train and Retain Employees -- We believe that attracting, training, and retaining high quality employees are essential to our growth. We seek to hire motivated individuals with strong character and leadership traits and provide them with ongoing technological and leadership skills training. We emphasize retaining our employees with challenging work assignments and incentive programs.

     During the last three fiscal years, our revenues by market were as follows (in thousands):

                                                           YEAR ENDED JUNE 30,
                                                   ------------------------------------
                                                      2001         2000         1999
                                                   ----------   ----------   ----------
Commercial(1)....................................  $1,315,893   $1,344,671   $1,091,417
Federal Government...............................     747,666      617,871      550,799
                                                   ----------   ----------   ----------
Total Revenues...................................  $2,063,559   $1,962,542   $1,642,216
                                                   ==========   ==========   ==========

---------------

(1) Includes $7,500, $298,600 and $315,180 of revenues from divested companies for the fiscal years 2001, 2000 and 1999, respectively.

COMMERCIAL

     In the commercial sector we provide our clients with business process outsourcing, systems integration services and technology outsourcing.

  Business Process Outsourcing

     Business process outsourcing is defined as the delegation of one or more information technology intensive business processes to an external provider who owns and manages the selected processes based on measurable performance metrics. Clients outsource business processes to gain efficiencies, increase productivity and lower costs. More and more companies are concluding that it is more efficient to focus on their core competencies and to outsource their non-core but mission-critical business processes. We developed our business process outsourcing services to capitalize on a growing trend by business to outsource entire processes, including the technology requirements of the business function.

     The business process outsourcing market can generally be divided into four different areas: business administration, customer care, manufacturing and supply chain management. Today, we are primarily focused on business administration and customer care. We provide several important services to our clients, including healthcare claims processing for insurance companies, accounts payable processing, document management, loan and mortgage processing, billing, customer service, customer analysis and call centers. We receive client information in all media formats such as over the web, EDI, fax, voice, paper, microfilm, computer tape, optical disk or CD ROM. Information is typically digitized upon receipt and sent through our proprietary workflow process, which is tailored to our clients' requirements. Using image transmission, storage and retrieval technology, we digitize, process and transmit millions of information records daily for our clients utilizing variable workforces both domestically and internationally. In many instances, we perform quality assurance functions and store the information for our clients on a long-term basis.

     We are also a leading provider of program management, back-office processing services and consulting for state and local governments' health and human services agencies. We design, develop, implement and operate large scale health and human services programs and the information technology solutions that support those programs. Today, we process over 234 million Medicaid healthcare claims annually on behalf of eight states using our proprietary Medicaid management information system. In addition, in July 2001, we were selected by the state of Georgia to be the prime contractor for the development and operation of the state's health insurance system and program. This five-year, $350 million contract is unique because it combines the state's health insurance programs for its public employees as well as its Medicaid and children's health insurance program recipients.

     Our recent acquisition of IMS has significantly expanded our business process outsourcing offerings, including the support of state and local government in four key areas:

     - Children and Family Services -- We provide two principal offerings including child support payment processing where we process over $7 billion annually, and electronic benefit payment processing for the paperless distribution of government benefits, such as food stamps.

     - Welfare and Workforce Services -- We provide government-mandated workforce services, including management, operation and systems service offerings linking individuals seeking employment with potential employers.

     - Municipal Services -- We process traffic and parking tickets collecting over $500 million on behalf of our clients. In addition, we operate traffic safety programs that use photographic functionality to automate the enforcement of traffic violations.

     - Transportation Systems and Services -- We process more than 25% of the state issued operating credentials and support the operation of over 30% of the motor carriers operating in the United States. Additionally, we provide Electronic Toll Collection Services processing over $1.2 billion in toll revenues annually on behalf of our clients, which include E-Z Pass New York, the largest electronic toll collection operation in the world. We also operate a nationwide network that electronically checks safety credentials and weighs trucks at highway speed, granting carriers authorization to bypass weigh stations without stopping.

Pricing for business process outsourcing services is typically determined on the basis of the number of accounts or transactions processed.

  Technology Outsourcing

     We offer a complete range of technology outsourcing solutions to commercial businesses desiring to improve the performance of their information technology organizations. Our technology outsourcing solutions include the delivery of information processing services on a remote basis from host data centers with tremendous processing capacity, network management and desktop support. Information processing services include mainframe, mid-range, desktop, network and web-hosting solutions.

     We provide our technology outsourcing solutions through an extensive data center network, which is comprised of five host data centers and six remote data centers. Our data centers and clients are connected via an extensive telecommunication network. We monitor and maintain local and wide area networks on a seven-day, 24-hour basis and provide shared hub satellite transmission service as an alternative to multi-drop and point-to-point hard line telecommunications networks.

     Our target market for technology outsourcing services consists of medium-to-large-sized commercial organizations with time-critical, transaction-intensive information processing needs. We typically provide our technology outsourcing services pursuant to multi-year contracts, which are typically priced on a resource utilization basis. Resources utilized include processing time, the number of desktops managed, professional services, data storage and retrieval utilization and output media utilized.

  Systems Integration Services

     Our systems integration services include application development and implementation, applications outsourcing, technical support and training, as well as network design and installation services. Our systems integration services include the development of web-based applications and web-enablement of information technology assets, allowing our clients to conduct business with their customers and business partners via the Internet. We also provide systems integration services to clients, who are deploying client/server architectures, advanced networks and outsourcing legacy applications maintenance. We believe our ability to deliver high-level skill sets and proven methodologies across a variety of technologies enhances our ability to help clients and prospects deal with technological change. Due to the nature of the work, we generally offer our systems integration services on a time and materials basis to a changing client base under short-term contractual arrangements.

FEDERAL GOVERNMENT

     Within the federal government sector, we also provide business process outsourcing and systems integration services. Our civilian agency clients account for about half of our federal government revenues and Department of Defense agencies account for the remaining half.

  Business Process Outsourcing

     Our business process outsourcing services consist primarily of loan servicing for federal agencies. Our services generally include billing, lock-box payment processing, related accounting and reconciliation and client service call center and web-site operations. Our largest contract for these services is with the Department of Education, for which we service student loans under the Department of Education's Direct Student Loan program. Under this contract, we currently provide loan servicing to over 5.2 million borrowers, or over 19 million loans with an aggregate value of $79 billion. During fiscal year 2001, revenue from this contract was approximately $148 million. This contract is scheduled to expire in September 2003. We also have contracts with the Small Business Administration, Housing and Urban Development, and Ginnie Mae. Pricing is typically determined on the basis of the number of accounts and/or transactions processed.

  Systems Integration Services

     We provide applications development, applications outsourcing, network implementation and maintenance, desktop services, technical staff augmentation, and training. We develop and outsource many applications including legacy, ERP, and web-based systems. The Department of Defense and civilian agencies generally either contract directly with us or through the General Services Administration for these services. The General Services Administration performs the procurement function for many civilian and Department of Defense agencies. Approximately 23% of these services for fiscal year 2001 were provided pursuant to three contracts with the General Services Administration. We also provide our services directly to a variety of civilian agencies such as the Departments of Labor, Treasury and Transportation, NASA, the FAA, the U.S. Senate, the U.S. Postal Service, the Federal Energy Regulatory Commission and the National Drug Intelligence Center. In addition, we provide these services to a variety of Department of Defense agencies such as Strategic Command, Air Combat Command, the National Security Agency and the Defense Special Weapons Agency. We generally price these services on a time and materials basis.

REVENUES

     Our revenues by service line are shown in the following table (in thousands):

                                                  YEAR ENDED JUNE 30,
                              ------------------------------------------------------------
                                 2001         2000         1999         1998        1997
                              ----------   ----------   ----------   ----------   --------
Business process
  outsourcing...............  $  974,244   $  948,010   $  696,976   $  468,175   $385,937
Systems integration
  services..................     648,244      604,841      570,168      390,221    245,720
Technology outsourcing......     441,071      409,691      375,072      330,727    297,268
                              ----------   ----------   ----------   ----------   --------
          Total.............  $2,063,559   $1,962,542   $1,642,216   $1,189,123   $928,925
                              ==========   ==========   ==========   ==========   ========

CLIENT BASE

     We achieve growth in our client base through internal marketing and acquisitions of other business process and information technology services companies. We have a diverse client base. Within the commercial segment, we serve all of the major vertical markets that spend heavily on technology including the healthcare, retail, transportation and financial industries. However, during fiscal year 2001, our largest commercial vertical market accounted for only 20% of our consolidated revenues and no single commercial client accounts for more than 2% of our consolidated revenues. Within the federal government segment, our clients are evenly divided between the Department of Defense agencies and the civilian agencies. Our largest federal government client represents 7% of our consolidated revenues. In addition, over 99% of our consolidated revenues are derived from domestic clients. Clients may be lost due to merger, business failure or conversion to a competing processor or to an in-house system. Our business with the federal government is subject to various risks, including the reduction or modification of contracts due to changing government needs and requirements. Government contracts, by their terms, generally can be terminated for convenience by the government, which means that the government may terminate the contract at any time, without cause, and in certain instances we would be entitled to receive compensation only for the services provided or stranded asset costs incurred at the time of termination.

     Approximately 89%, 88% and 89% of our revenues for fiscal years 2001, 2000 and 1999, respectively, were recurring. We define recurring revenues as revenues derived from services that are used by our clients each year in connection with their ongoing businesses, and accordingly exclude conversion and deconversion fees, software license fees, product installation fees and hardware sales.

     Our five largest customers accounted for approximately 18%, 18% and 19% of our fiscal years 2001, 2000 and 1999 revenues, respectively.

COMPETITION

     The markets for our services are intensely competitive and highly fragmented. The most significant competitive factors are reliability and quality of services, technical competence and price of services.

     We believe we compete successfully in the business process outsourcing business by offering high quality services and favorable pricing by leveraging our technical skills, process knowledge, and economics of scale. Competition is highly fragmented and depends on the specific business process. Principal competitors include Electronic Data Systems (EDS), IBM, Unisys, Maximus, Transcore, FYI, Inc., National Processing Company, First Health, Lason, Inc. and several other small-to-medium-sized local and regional competitors.

     We compete successfully for technology outsourcing contracts by offering high quality services and favorable pricing by leveraging our technical skills, infrastructure, and achieving economics of scale. We may be required to purchase technology assets from prospective clients or to provide financial assistance to prospective clients in order to obtain their contracts. Many of our competitors have substantially greater resources and thus, may have a greater ability to obtain client contracts where sizable asset purchases or investments are required. To maintain competitive prices, we operate with efficient and low overhead and maintain a significant client base and account/transaction base to achieve sufficient economies of scale. Our competition for technology outsourcing contracts consists of:

     - the first-tier outsourcers, including IBM, EDS and Computer Sciences Corporation (CSC);

     - mid-sized divisions of large corporations such as Siemens, Perot Systems; and

     - other smaller, regional competitors.

     In the future, we expect competition to emerge from new players (e.g. Hewlett Packard, Compaq) as they shift their business strategy from hardware to both services and hardware.

     In systems integration services markets, we actively compete with small specialized firms as well as with large competitors with a wider range of systems integration services. We believe that the key competitive factors in obtaining and retaining clients include the ability to understand project requirements, deliver appropriate skill sets in a timely manner and price services effectively. We must also compete for qualified personnel through competitive wages and by maintaining a consistent demand for the skills recruited. Our competition in systems integration services includes EDS, CSC, Science Applications International Corporation, and a wide variety of web hosting and development companies.

SALES AND MARKETING

     We market our services through field sales forces located throughout the United States. In order to enhance our sales and marketing efforts, we seek to hire sales representatives who have significant technical and subject matter expertise in the industries to which they will be marketing. Our sales forces are focused on specific service offerings or vertical markets, allowing our representatives to keep abreast of technology and industry developments.

EMPLOYEES

     We believe that our success depends on our continuing ability to attract and retain skilled technical, marketing and management personnel. As of June 30, 2001, we had approximately 21,000 full-time equivalent employees, including approximately 17,000 employed domestically, with the balance employed in our international operations. Of the domestic employees, approximately 200 are represented by a union. Approximately 2,400 of our international full-time equivalent employees are represented by unions, primarily in Mexico, and we have had no work stoppages or strikes by these employees. Management considers its relations with employees to be good.

     As of June 30, 2001, approximately 15,200 full-time equivalent employees provide business process, technology outsourcing and systems integration services to our commercial clients and approximately 5,300 full-time equivalent employees provide business process outsourcing and systems integration services to our federal government clients, including approximately 1,800 employees who have government security clearance. With the recent IMS acquisition, we have increased our workforce to approximately 26,000 employees.

GOVERNMENT CONTRACTS AND REGULATION

     After the IMS acquisition, approximately 25% of our revenues are derived from contracts and subcontracts with federal government agencies. Our allowable federal government contract costs and fees are subject to audit by the Defense Contract Audit Agency ("DCAA"). These audits may result in non-reimbursement of some contract costs and fees. To date, we have experienced no material adjustments as a result of audits by the DCAA. The DCAA has completed audits of the Company's federal contracts through fiscal year 1999 for a majority of the federal government contracts.

     We are not directly subject to federal or state regulations specifically applicable to financial institutions. As a provider of services to financial institutions, however, our technology outsourcing and business process outsourcing solutions operations are examined periodically by various state and federal regulatory agencies. These agencies make recommendations regarding various aspects of our operations, and generally, we implement such recommendations. We also arrange for annual independent examinations of our major data processing facilities.

PROPERTIES

     As of June 30, 2001, we had approximately 182 locations in the United States and 12 locations in 6 other countries. Approximately 1.1 million square feet is owned and approximately 2.7 million square feet is leased. The leases expire from 2001 to 2011 and we do not anticipate any significant difficulty in obtaining lease renewals or alternate space. Our executive offices are located in Dallas, Texas at a company-owned facility of approximately 621,000 square feet, which also houses a host data center and other operations. Our federal government sector executive offices are located in Rockville, Maryland in a company-owned facility of approximately 130,000 square feet. We believe that our current facilities are suitable and adequate for our business. With the IMS acquisition we added 120 locations in the United States and two locations in other countries, which collectively encompass over 1.0 million square feet of leased space.

LEGAL PROCEEDINGS

     On December 16, 1998, a state district court in Houston, Texas entered final judgment against us in a lawsuit brought by twenty-one former employees of Gibraltar Savings Association and/or First Texas Savings Association (collectively, "GSA/FTSA"). The GSA/FTSA employees alleged that they were entitled to the value of 401,541 shares of our stock pursuant to options issued to the GSA/FTSA employees in 1988 in connection with a former data processing services agreement between GSA/FTSA and us. The judgment against us was for approximately $17 million, which includes attorneys' fees and pre-judgment interest, but excludes additional attorneys' fees of approximately $850,000 and post-judgement interest at the statutorily mandated rate, which could be awarded in the event the plaintiffs are successful upon appeal and final judgment. We continue to believe that we have a meritorious defense to all or a substantial portion of the plaintiffs' claims. We filed our appeal of the judgment on March 15, 1999 and a brief in support of such appeal has been filed. We plan to vigorously pursue the appeal. The plaintiffs also have filed a notice of appeal. A hearing for oral arguments on the parties' appeals occurred on September 20, 2001. Should the proceedings not be favorably resolved on appeal, we would be subject to a material charge. The court of appeals has given no indication of when it will issue its decision.

     In addition to the foregoing, we are subject to certain other legal proceedings, claims and disputes which arise in the ordinary course of our business. Although we cannot predict the outcomes of these legal proceedings, we do not believe these actions, in the aggregate, will have a material adverse effect on our financial position, results of operations or liquidity.

              CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS FOR
                           NON-UNITED STATES HOLDERS

     The following is a summary of the material U.S. Federal income tax consequences of the acquisition, ownership and disposition of our Class A Common Stock by a holder that, for U.S. Federal income tax purposes, is not a U.S. person as defined below. The discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, judicial authorities, published positions of the Internal Revenue Service, (the "IRS") and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). The discussion is for general information only and does not purport to discuss all aspects of the U.S. Federal income taxation that may be relevant to a particular holder or to holders subject to special treatment under U.S. Federal income tax laws (including dealers in securities, financial institutions, banks, insurance companies, tax-exempt organizations, partnerships, owners of more than 5% of our common stock, persons that hold our common stock as part of a "straddle," "hedge," "conversion," "synthetic security" or other integrated investment). The discussion is limited to holders who will hold our Class A Common Stock as a capital asset (generally, property held for investment). No ruling has been or will be sought from the IRS regarding any matter discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF OUR CLASS A COMMON STOCK, AS WELL AS THE EFFECTS OF STATE, LOCAL AND NON-U.S. TAX LAWS.

     For purposes of this discussion, a U.S. person means any one of the following:

     - an individual who is a citizen or resident of the U.S.,

     - a corporation, partnership, or other entity created or organized in the U.S. or under the laws of the U.S. or of any political subdivision of the U.S.,

     - an estate, the income of which is includible in gross income for U.S. Federal income tax purposes regardless of its source, or

     - a trust (a) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or
       (b) that was in existence on August 20, 1996, was treated as a U.S. person under the Code on the previous day, and elected to continue to be so treated.

A non-U.S. holder is any person other than a U.S. person.

DIVIDENDS

     Dividends, if any, paid to a non-U.S. holder of our Class A Common Stock will generally be subject to withholding of U.S. Federal income tax at the rate of 30% or a lower rate if provided by an applicable income tax treaty. If, however, the dividend is effectively connected with the conduct of a trade or business in the U.S. by the non-U.S. holder, the dividend will be subject to U.S. Federal income tax imposed on net income on the same basis that applies to U.S. persons generally, but will not be subject to withholding. Corporate non-U.S. holders engaged in the conduct of a U.S. trade or business may also be subject to the branch profits tax. Non-U.S. holders should consult any applicable income tax treaty that may provide for a reduction or, or exemption from, withholding taxes.

     U.S. Treasury Regulations generally require a non-U.S. holder to certify its entitlement to benefits under a treaty in order to obtain a reduced rate of withholding. These Treasury Regulations also provide special rules to determine whether, for purposes of applying a treaty, dividends paid to a non-U.S. holder that is an entity should be treated as paid to holders of interests in that entity.

GAIN ON DISPOSITION

     A non-U.S. holder generally will not be subject to U.S. Federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of our Class A Common Stock unless any one of the following is true:

     - the gain is effectively connected with the conduct of a trade or business in the U.S. by the non-U.S. holder,

     - the non-U.S. holder is a nonresident alien individual present in the U.S. for 183 or more days in the taxable year of the disposition and certain other requirements are met,

     - the non-U.S. holder is subject to tax pursuant to provisions of the U.S. Federal income tax law applicable to certain U.S. expatriates, or

     - we are or have been a "U.S. real property holding corporation" for U.S. Federal income tax purposes at any time during the shorter of the five year period ending on the date of disposition or the period that the non-U.S. holder held our Class A Common Stock.

     We have determined that we are not, and we believe we will not become, a U.S. real property holding corporation.

     Gain that is effectively connected with the conduct of a trade or business in the U.S. by a non-U.S. holder will be subject to the U.S. Federal income tax imposed on net income on the same basis that applies to U.S. persons generally, but will not be subject to withholding. Corporate non-U.S. holders engaged in the conduct of a U.S. trade or business may also be subject to the branch profits tax. Non-U.S. holders should consult any applicable income tax treaty that may provide for different rules.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to a holder, and the amount of tax withheld on those dividends. This information may also be made available to the tax authorities of a country in which the non-U.S. holder is a resident. Dividends paid on our Class A Common Stock will not be subject to backup withholding provided that the non-U.S. holder certifies, under penalty of perjury, that it is a non-U.S. holder in compliance with applicable requirements and satisfies documentary evidence requirements for establishing that it is a non-U.S. holder, or otherwise establishes an exemption.

     Information reporting and backup withholding will generally not apply to payments of gross proceeds of a sale or other taxable disposition of our Class A Common Stock effected outside the U.S. by a foreign office of a foreign broker. However, information reporting (but not backup withholding) will apply to payments of gross proceeds of a sale or other taxable disposition of our Class A Common Stock effected outside the U.S. by a foreign office of a U.S. broker or a foreign broker with certain types of relationships to the U.S., unless the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment by a U.S. office of any broker of the gross proceeds of a sale or other taxable disposition of our Class A Common Stock may be subject to both backup withholding and information reporting unless the non-U.S. holder certifies, under penalty of perjury, that it is a non-U.S. holder in compliance with applicable requirements and satisfies documentary evidence requirements for establishing that it is a non-U.S. holder, or otherwise establishes an exemption.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund, or a credit against the non-U.S. holder's U.S. federal income tax liability, provided that the requisite procedures are followed and certain information is provided to the IRS.

                                  UNDERWRITING

     Subject to the terms and conditions of an underwriting agreement to be entered into between us and the underwriters named below, who are represented by Bear, Stearns & Co. Inc., the underwriters have severally agreed to purchase from us the following respective number of shares of Class A Common Stock less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement.

                                                              NUMBER OF
UNDERWRITER                                                    SHARES
-----------                                                   ---------
Bear, Stearns & Co. Inc. ...................................
Lehman Brothers Inc. .......................................
Wells Fargo Van Kasper, LLC.................................





                                                              ---------
          Total.............................................  7,000,000
                                                              =========

     The underwriting agreement will provide that the obligations of the several underwriters to purchase and accept delivery of the shares included in this offering are subject to approval of legal matters by their counsel and to customary conditions, including the continuing correctness of our representations to them and no occurrence of an event that would significantly harm our business. The underwriters are obligated to purchase and accept delivery of all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

     We have agreed to indemnify the underwriters against various liabilities, including liabilities under the Securities Act of 1933, as amended, and, where such indemnification is unavailable, to contribute to payments that the underwriters may be required to make in respect of such liabilities.

     The underwriters propose to offer the shares of Class A Common Stock directly to the public at the offering price set forth on the cover page of this prospectus supplement and to selected dealers at such price less a concession
not to exceed $     per share. The underwriters may allow, and such selected
dealers may reallow, a concession not to exceed $     per share, and after the
commencement of this offering, the offering price and the concessions may be changed.

     We have granted to the underwriters an option to purchase up to 1,050,000 additional shares of Class A Common Stock to be sold in this offering at the offering price less the underwriting discount set forth on the cover page of this prospectus supplement. The underwriters may exercise this option solely to cover over-allotments, if any. The option may be exercised in whole or in part at any time within 30 days after the date of this prospectus supplement. To the extent the option is exercised, the underwriters will be severally committed, subject to several conditions, including the approval of legal matters by their counsel, to purchase the additional shares of Class A Common Stock in proportion to their respective commitments as indicated in the table above.

     The underwriting fee is equal to the offering price per share of Class A Common Stock less the amount paid by the underwriters to us per share of Class A Common Stock. The following table shows the discounts to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                            PER SHARE                           TOTAL
                                 -------------------------------   -------------------------------
                                    WITHOUT            WITH           WITHOUT            WITH
                                 OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                 --------------   --------------   --------------   --------------
Underwriting discounts and
  commissions payable by us....      $               $                 $               $

     We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $850,000 and will be paid by us. The shares of Class A Common Stock will be available for delivery, when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for purchase of the shares in whole or in part.

     We intend to use more than 10% of the net proceeds from the sale of shares of our Class A Common Stock pursuant to this prospectus supplement to repay indebtedness owed by us to Bear, Stearns & Co. Inc. and Wells Fargo Bank Texas, National Association, an affiliate of Wells Fargo Van Kasper, LLC. Accordingly, this offering is being made in compliance with the requirements of Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

     We and our executive officers and directors have agreed not to, directly or indirectly, announce or disclose any intention to issue, offer, sell, offer or agree to sell, grant any option for the sale of, pledge, make any short sale or maintain any short position, establish or maintain a "put equivalent position" (within the meaning of Rule 16a-1(h) of the Securities Exchange Act of 1934), enter into any swap, derivative transaction or other arrangement that, in any manner, transfers all or a portion of the economic consequences associated with the ownership of any shares of Class A Common Stock or otherwise dispose of, directly or indirectly, any shares of Class A Common Stock or any securities convertible into or exercisable or exchangeable for shares of Class A Common Stock beneficially owned during the 90-day period following the date of this prospectus supplement (other than, in the case of the Company, pursuant to existing employee stock option and stock purchase plans, upon the conversion of outstanding convertible securities or pursuant to existing earn-out obligations arising out of prior acquisitions), without the prior written consent of Bear, Stearns & Co. Inc.; provided, however, that we may issue up to 3,000,000 shares of Class A Common Stock in consideration for acquisitions of businesses occurring after the date of this prospectus supplement, provided that each recipient of any such shares agrees in writing for the benefit of the underwriters that all such shares shall remain subject to restrictions identical to those contained in this sentence; and provided, further, however, that directors and officers may offer, sell, contract to sell or otherwise dispose of shares pursuant to existing 10b-5-1 sales plans and during the period beginning on the 61st day after the date of this prospectus supplement and continuing to and including the 90th day after such date, our directors and executive officers may offer, sell, contract to sell or otherwise dispose of up to an aggregate of 12.5% of their individual holdings of shares of Class A Common Stock and Class B Common Stock.

     In order to facilitate the offering of shares of our Class A Common Stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the market price of shares of our Class A Common Stock.

     The underwriters may over-allot shares of our Class A Common Stock in connection with this offering, thus creating a short position for their own account. Short sales involve the sale by the underwriters of a greater number of shares than they are committed to purchase in the offering. A short position may involve either "covered" short sales or "naked" short sales. Covered short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in the offering described above. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

     Accordingly, to cover these short sales positions or to stabilize the market price of our Class A Common Stock, the underwriters may bid for, and purchase, shares of our Class A Common Stock in the open market. These transactions may be effected on the New York Stock Exchange or otherwise. Additionally, the representative, on behalf of the underwriters, may also reclaim selling concessions allowed to an underwriter or dealer. Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales or to stabilize the market price of our Class A Common Stock may have the effect of raising or maintaining the market price of our Class A Common Stock or preventing or mitigating a decline in the market price of our Class A Common Stock. As a result, the price of the shares of our Class A Common Stock may be higher than the price that might otherwise exist in the open market. No representation is made as to the magnitude or effect of any such stabilization or other activities. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

     From time to time, some of the underwriters or their affiliates have provided, and may continue to provide in the future, investment banking, general financing and banking services to us and our affiliates, for which they have received, and expect to receive, customary compensation.

                                 LEGAL MATTERS

     Certain legal matters in connection with the offering will be passed on for us by Baker Botts L.L.P., Dallas, Texas, and for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

                                    EXPERTS

     Our financial statements incorporated in this prospectus supplement and the accompanying prospectus by reference to our Annual Report on Form 10-K for the year ended June 30, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Lockheed Martin IMS Corporation (a subsidiary of Lockheed Martin Corporation) at December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, incorporated by reference in this prospectus supplement and the accompanying prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference herein from our Current Report on Form 8-K filed on August 29, 2001, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS

                                 $1,500,000,000

                       AFFILIATED COMPUTER SERVICES, INC.

                             SENIOR DEBT SECURITIES
                          SUBORDINATED DEBT SECURITIES
                              CLASS A COMMON STOCK
                                PREFERRED STOCK
                               DEPOSITARY SHARES
                                    WARRANTS

                             ---------------------

     We may offer from time to time:

        - Senior Debt Securities

        - Subordinated Debt Securities

        - Class A Common Stock

        - Preferred Stock

        - Depositary Shares

        - Warrants

     In addition, our chairman, Darwin Deason, may offer from time to time up to 1,504,562 shares of our Class A Common Stock.

     We will provide the specific terms of the offered securities in supplements to this prospectus. You should read this prospectus and the supplements carefully before you invest.

                             ---------------------

     Our Class A Common Stock is traded on the New York Stock Exchange under the trading symbol "ACS".

                             ---------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

               The date of this prospectus is September 24, 2001

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
ABOUT THIS PROSPECTUS.......................................    1
A WARNING ABOUT FORWARD-LOOKING STATEMENTS..................    1
AFFILIATED COMPUTER SERVICES, INC...........................    2
USE OF PROCEEDS.............................................    3
RATIO OF EARNINGS TO FIXED CHARGES..........................    3
DESCRIPTION OF DEBT SECURITIES..............................    3
  General...................................................    4
  Our Senior Debt Securities................................    5
  Our Subordinated Debt Securities..........................    5
  Global Certificates.......................................    6
  Events of Default.........................................    7
  Defeasance................................................    9
  Consolidation, Merger or Sale of Assets...................    9
  Modification and Waiver...................................   10
  Certificates and Opinions to be Furnished to the
     Trustee................................................   11
  Report to Holders of Debt Securities......................   11
  The Trustee...............................................   11
DESCRIPTION OF CAPITAL STOCK................................   12
  Class A Common Stock and Class B Common Stock.............   12
  Rights Agreement..........................................   13
  Preferred Stock...........................................   14
  Certificate of Incorporation and Bylaws...................   15
  Transfer Agent and Registrar..............................   16
  New York Stock Exchange Listing...........................   16
DESCRIPTION OF DEPOSITARY SHARES............................   17
  Dividends and Other Distributions.........................   17
  Withdrawal of Stock.......................................   17
  Redemption of Depositary Shares...........................   18
  Voting of Preferred Stock.................................   18
  Liquidation Preference....................................   18
  Conversion of Preferred Stock.............................   19
  Amendment and Termination of the Deposit Agreement........   19
  Charges of Preferred Stock Depositary.....................   20
  Resignation and Removal of Preferred Stock Depositary.....   20
  Miscellaneous.............................................   20
DESCRIPTION OF WARRANTS.....................................   20
  Warrants for Preferred Stock or Class A Common Stock......   21
  Warrants for Debt Securities..............................   21
  Exercise of Warrants......................................   22
SELLING SECURITYHOLDER......................................   22
PLAN OF DISTRIBUTION........................................   23
  Sale Through Underwriters Or Dealers......................   23
  Direct Sales and Sales Through Agents.....................   23
  Delayed Delivery Contracts................................   24
  General Information.......................................   24

                                                              PAGE
                                                              ----
LEGAL MATTERS...............................................   24
EXPERTS.....................................................   24
WHERE YOU CAN FIND MORE INFORMATION.........................   24
INFORMATION WE INCORPORATE BY REFERENCE.....................   26

                             ABOUT THIS PROSPECTUS

     Generally, whenever we use the terms "we," "our," "us," and "ACS," we are referring to Affiliated Computer Services, Inc. and its subsidiaries. However, for purposes of the "Description of Notes," the "Description of Capital Stock," the "Description of Warrants" and the "Description of Depositary Shares" sections of this prospectus, and when the context otherwise requires, the terms "we," "our," "us," and "ACS" refer only to Affiliated Computer Services, Inc.

     This prospectus is part of a registration statement we filed with the Securities and Exchange Commission using a "shelf" registration process. The registration statement also includes a prospectus under which ACS Trust I and ACS Trust II, two of our subsidiaries, may offer from time to time trust preferred securities guaranteed by us and we may offer our related subordinated debt securities. Under the shelf registration process, we may offer from time to time any combination of the securities described in these two prospectuses in one or more offerings with a total initial offering price of up to $1,500,000,000. This prospectus provides you with a general description of the senior debt securities, subordinated debt securities, Class A Common Stock, preferred stock, depositary shares and warrants we may offer. Each time we use this prospectus to offer these securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering such as:

     - the type and amount of securities which we propose to sell;

     - the initial offering price of such securities;

     - the names and compensation of the underwriters or agents, if any, through or to which we will sell the securities;

     - information about any securities exchanges or automated quotation systems on which the securities will be listed or traded;

     - any material United States federal income tax considerations applicable to the securities; and

     - any other material information about the offering and the sale of the securities.

The prospectus supplement may also add, update, or change information contained or incorporated by reference in this prospectus. Please carefully read this prospectus and the prospectus supplement, together with the additional information described under the heading "Where You Can Find More Information."

                   A WARNING ABOUT FORWARD-LOOKING STATEMENTS

     Statements contained in this prospectus, incorporated by reference in this prospectus and contained in any accompanying prospectus supplement, that are not historical facts, are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include information about possible or assumed future results of our operations. Also, when we use the words "believes," "expects," "anticipates," "estimates," "may," "could," "potential" or similar expressions, we are making forward-looking statements. Many possible events or factors could affect the future financial results and performance of our company. This could cause our results or performance to differ materially from those expressed in our forward-looking statements. You should consider these risks when you purchase securities.

     The following list identifies some of the factors that could cause our actual results to differ from those expressed or implied by our forward-looking statements.

     - changes in demand for and pricing of information technology outsourcing, business process outsourcing, and systems integration services,

     - changes in regulation and governmental or public policy,

     - competition,

     - our ability to attract and retain skilled personnel,

     - changes in the financial condition of our customers,

     - general economic conditions, fluctuations in interest rates and fluctuations in currency exchange rates in countries in which we do business,

     - our ability to complete and integrate strategic acquisitions and alliances,

     - changes in the U.S. federal government spending levels for information technology services,

     - unexpected operational difficulties or cancellations of significant customer contracts, and

     - other factors we discuss in this prospectus, the applicable prospectus supplement and our other filings with the SEC.

                       AFFILIATED COMPUTER SERVICES, INC.

     We are a global, Fortune 1000 company delivering comprehensive business process outsourcing and information technology outsourcing solutions, as well as system integration services, to both commercial and federal government clients. We are based in Dallas, Texas and have offices primarily in North America, as well as Central America, South America, Europe, Africa and the Middle East. Our clients have time-critical, transaction-intensive information processing needs and we typically service these needs through long-term contracts.

     We were formed in 1988 to participate in the trend to outsource information processing requirements to third parties. This outsourcing enables businesses to focus on core operations, respond to rapidly changing technologies and reduce expenses associated with business processes and data processing. Our business strategy is to expand our client base and enhance our service offerings through both internal marketing and the acquisition of complementary companies. Our marketing efforts focus on developing long-term relationships with clients that choose to outsource mission critical business processes and information technology requirements. Our focus over the last several years has been to participate in the expanding business process outsourcing market. Our business expansion has been accomplished both from internal growth as well as through acquisitions.

     We serve two primary markets. Our largest market is the commercial sector. Within the commercial sector, which includes state and local governments, we provide business process outsourcing, systems integration services and technology outsourcing to a variety of clients nationwide, including healthcare providers, retailers, local municipalities, state agencies, wholesale distributors, manufacturers, utilities, financial institutions and insurance companies.

     We also serve the federal government market. Our services in this market are comprised of business process outsourcing, systems integration services and technology outsourcing. Within our federal government business, approximately half of our revenues are derived from civilian agencies, including the Department of Education, with the remaining half from Department of Defense agencies.

     Additional information concerning our business and operations is incorporated by reference herein from our other SEC filings and may be included in applicable prospectus supplements.

     Our principal executive offices are located at 2828 North Haskell Avenue, Dallas, Texas 75204. Our telephone number at that location is (214) 841-6111.

                                USE OF PROCEEDS

     Except as otherwise provided in the applicable supplement to this prospectus, we expect to use the net proceeds from the sale of the securities we are offering in this prospectus for general corporate purposes. These purposes may include:

     - repayment of indebtedness, including indebtedness incurred in connection with acquisitions;

     - redemption or repurchase of our securities;

     - additions to working capital;

     - capital expenditures; or

     - acquisitions.

     We will set forth specific information about the use of proceeds from the sale of the securities in the applicable prospectus supplement. Before any net proceeds are applied to the uses described above, the proceeds may be invested in short-term or marketable securities.

     If our chairman, Darwin Deason, sells any of his Class A Common Stock through this prospectus, we will not receive any proceeds from his sale of shares of Class A Common Stock. See "Selling Securityholder."

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

   FISCAL YEAR ENDED JUNE 30,
--------------------------------
1997   1998   1999   2000   2001
----   ----   ----   ----   ----
3.9    3.7    4.2    4.6    5.4

     For the purpose of calculating the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes and extraordinary items plus fixed charges. Fixed charges consist of interest expense, amortization of debt issue costs and a portion of rental expense representative of interest.

                         DESCRIPTION OF DEBT SECURITIES

     The debt securities covered by this prospectus will be our general unsecured obligations. The debt securities will be either senior debt securities or subordinated debt securities. We will issue the debt securities under one or more separate indentures between us and a trustee named in the indentures. Senior debt securities will be issued under a senior indenture, and subordinated debt securities will be issued under a subordinated indenture. We sometimes call the senior indenture and the subordinated indenture the "indentures."

     We have summarized selected provisions of the indentures and the debt securities below. You should read the indentures for more details regarding the provisions we describe below and for other provisions that may be important to you. We have filed the forms of the indentures with the SEC as exhibits to the registration statement of which this prospectus forms a part. Please read "Where You Can Find More Information."

GENERAL

     The senior debt securities will constitute senior debt and will rank equally with all our unsecured and unsubordinated debt. The subordinated debt securities will be subordinated to, and thus have a junior position to, any senior debt securities and all our other senior debt. In some cases, and as would be described in a prospectus supplement, a series of our subordinated debt may also be junior in some respects to a different series of subordinated debt. The indentures will not limit the amount of debt we may issue under the indentures, and, unless we inform you otherwise in the prospectus supplement, they will not limit the amount of other debt or securities we may incur or issue. We may issue debt securities under either indenture from time to time in one or more series, each in an amount we authorize prior to issuance.

     We conduct a substantial part of our operations through our subsidiaries, and our subsidiaries generate a significant part of our operating income and cash flow. As a result, distributions or advances from our subsidiaries are important sources of funds to meet our debt service obligations. Contractual provisions or laws, as well as our subsidiaries' financial condition and operating requirements, may limit our ability to obtain from our subsidiaries cash that we need to pay our debt service obligations, including payments on the debt securities. In addition, holders of the debt securities will have a junior position to the claims of creditors of our subsidiaries on their assets and earnings.

     Unless we inform you otherwise in the prospectus supplement, the indentures and the debt securities will not contain:

     - any covenants or other provisions designed to protect holders of the debt securities in the event we participate in a highly leveraged transaction; or

     - provisions that give holders of the debt securities the right to require us to repurchase their securities in the event of a decline in our credit rating resulting from a takeover, recapitalization or similar restructuring or otherwise.

     The prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

     - the title of the debt securities;

     - the total principal amount of the debt securities;

     - whether the debt securities are senior debt securities or subordinated debt securities;

     - whether a series of subordinated debt is junior in any respect to another series of subordinated debt;

     - whether we will issue the debt securities in individual certificates to each holder or in the form of temporary or permanent global securities held by a depository on behalf of holders;

     - the date or dates on which the principal of and any premium on the debt securities will be payable;

     - any interest rate, the date from which interest will accrue, interest payment dates and record dates for interest payments;

     - whether and under what circumstances any additional amounts with respect to the debt securities will be payable;

     - the place or places where payments on the debt securities will be payable;

     - any provisions for redemption or early repayment;

     - any sinking fund or other provisions that would obligate us to redeem, purchase or repay the debt securities prior to maturity;

     - the denominations in which we may issue the debt securities;

     - whether payments on the debt securities will be payable in foreign currency or currency units or another form, and whether payments will be payable by reference to any index or formula;

     - the portion of the principal amount of the debt securities that will be payable if the maturity is accelerated, if other than the entire principal amount;

     - any additional means of defeasance of the debt securities, any additional conditions or limitations to defeasance of the debt securities or any changes to those conditions or limitations;

     - any changes or additions to the events of default or covenants this prospectus describes;

     - any restrictions or other provisions relating to the transfer or exchange of the debt securities;

     - any terms for the conversion or exchange of the debt securities for other securities issued by ACS or any other entity; and

     - any other terms of the debt securities.

     We may sell the debt securities at a discount, which may be substantial, below their stated principal amount. Those debt securities may bear no interest or interest at a rate that at the time of issuance is below market rates.

     If we sell any of the debt securities for any foreign currency or currency unit or if payments on the debt securities are payable in any foreign currency or currency unit, we will describe in the prospectus supplement the restrictions, elections, material tax consequences, specific terms and other information relating to those debt securities and the foreign currency or currency unit.

OUR SENIOR DEBT SECURITIES

     Generally speaking, our senior debt securities will rank equally with all of our other senior debt, except to the extent any such debt is secured by our assets.

     "Senior debt" is defined to include all debt, not expressed to be subordinate or junior in right of payment to any other indebtedness of ACS.

     Unless we inform you otherwise in the prospectus supplement, the term "debt" means:

     - indebtedness for borrowed money;

     - obligations evidenced by bonds, debentures, notes or similar instruments;

     - obligations, including reimbursement obligations, relating to letters of credit or similar instruments;

     - obligations to pay the deferred and unpaid purchase price of property or services, except trade payables and accrued expenses incurred in the ordinary course of business;

     - capitalized lease obligations;

     - debt of a third party secured by a lien on any asset of ACS;

     - debt of others guaranteed by ACS to the extent of the guarantee; and

     - obligations for claims under derivative products.

     Any senior debt securities offered pursuant to the senior indenture will be senior in right of payment to our subordinated debt securities.

OUR SUBORDINATED DEBT SECURITIES

     Our subordinated debt securities will have a junior position to all of our senior debt. Under the subordinated indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all senior debt. Further, a series of subordinated debt may be junior in some respects to another series of

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

subordinated debt. The subordinated indenture will provide that no payment of principal, interest and any premium on the subordinated debt securities may be made in the event:

     - we fail to pay the principal, interest, premium or any other amounts on any senior debt when due; or

     - we default in performing any other covenant (a "covenant default") in any senior debt if the covenant default allows the holders of that senior debt to accelerate the maturity of the senior debt they hold.

The subordinated indenture will not limit the amount of senior debt that we may incur.

     Unless we inform you otherwise in the prospectus supplement, a covenant default will prevent us from making payments on the subordinated debt securities only for up to 179 days after holders of the senior debt give the trustee for the subordinated debt securities notice of a covenant default.

     Unless provided in a prospectus supplement, any subordinated debt securities offered pursuant to the subordinated indenture will rank equally in right of payment with each other and to our $230,000,000 original principal amount of 4% convertible subordinated notes due March 15, 2005 and our $316,990,000 original principal amount of 3.50% convertible subordinated notes due February 15, 2006.

     The subordinated indenture will prohibit us from making for a specified time period any payment of principal of or premium, if any, or interest on, or sinking fund requirements for, the subordinated debt securities during the continuance of any default in respect of senior debt, unless and until the default on the senior debt is cured or waived.

     Upon any distribution of our assets in connection with any dissolution, winding up, liquidation, reorganization, bankruptcy or other similar proceeding relative to us, our creditors or our property, the holders of our senior debt will first be entitled to receive payment in full of the principal thereof and premium, if any, and interest due on the senior debt securities before the holders of the subordinated debt securities are entitled to receive any payment of the principal of and premium, if any, or interest on the subordinated debt securities. Because of this subordination, if we become insolvent, our creditors who are not holders of our senior debt or of our subordinated debt securities may recover less, ratably, than holders of our senior debt securities but may recover more, ratably, than holders of our subordinated debt securities.

     The subordination does not affect our obligation, which is absolute and unconditional, to pay, when due, principal of, premium, if any, and interest on the subordinated debt securities. In addition, the subordination does not prevent the occurrence of any default under the indenture.

GLOBAL CERTIFICATES

     The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that will be deposited with a depository identified in a prospectus supplement. The specific terms of the depository arrangements with respect to any debt securities of a series will be described in a prospectus supplement.

     Unless otherwise specified in a prospectus supplement, debt securities issued in the form of a global certificate to be deposited with a depository will be represented by a global certificate registered in the name of the depository or its nominee. Upon the issuance of a global certificate in registered form, the depository for the global certificate will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by the global certificate to the accounts of institutions that have accounts with the depository or its nominee. The depository or its nominee are referred to in this prospectus as participants. The accounts to be credited shall be designated by the underwriters or agents of the debt securities, or by us if the debt securities are offered and sold directly by us.

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

     Ownership of beneficial interests in a global certificate will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in a global certificate will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the depository or its nominee for the global certificate. Ownership of beneficial interests in a global certificate by persons that hold through participants will be shown on, and the transfer of that ownership interest within a participant will be effected only through, records maintained by that participant. The laws of some jurisdictions require that some purchasers of securities take physical delivery of their securities in definitive form. These limits and laws may impair your ability to transfer beneficial interests in a global certificate.

     So long as the depository for a global certificate in registered form, or its nominee, is the registered owner of the global certificate, the depository or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities of the series represented by the global certificate for all purposes under the indentures. Except as set forth below, owners of beneficial interests in a global certificate will not be entitled to have debt securities of the series represented by the global certificate registered in their names, will not receive or be entitled to receive physical delivery of debt securities in definitive form, and will not be considered the owners or holders of the global certificate under the applicable indenture.

     Payment of principal of, premium, if any, and any interest on debt securities of a series registered in the name of or held by a depository or its nominee will be made to the depository or its nominee, as the case may be, as the registered owner or the holder of a global certificate representing the debt securities. None of us, the trustee, any paying agent, or the applicable debt security registrar for the debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global certificate for debt securities or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.

     We expect that the depository for debt securities of a series, upon receipt of any payment of principal, premium or interest in respect of a permanent global certificate, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global certificate as shown on the records of the depository. We also expect that payments by participants to owners of beneficial interests in a global certificate held through those participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in street name, and those payments will be the responsibility of the participants. However, we have no control over the practices of the depository and/or the participants and there can be no assurance that these practices will not be changed.

     Unless it is exchanged in whole or in part for debt securities in definitive form, a global certificate may generally be transferred only as a whole unless it is being transferred to particular nominees of the depository.

     Unless otherwise stated in any prospectus supplement, The Depository Trust Company, New York, New York will act as depository. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through, records maintained by The Depository Trust Company and its participants.

EVENTS OF DEFAULT

     Under the indentures an event of default, unless a prospectus supplement provides otherwise, will mean any of the following:

     - our failure to pay principal of or any premium on any debt securities of that series when due, regardless of whether such payment became due because of maturity, redemption, acceleration or otherwise, or is required by any sinking fund established with respect to such series;

     - our failure to pay interest or any required additional amounts on any debt securities of that series for 30 days;
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

     - our failure to comply with any of our covenants or agreements in the debt securities of that series or the applicable indenture, other than an agreement or covenant that we have included in that indenture solely for the benefit of other series of debt securities, for the period of days specified in the applicable prospectus supplement after written notice by the trustee or by the holders of at least 25% in principal amount of all the outstanding debt securities issued under that indenture that are affected by that failure;

     - certain defaults with respect to our debt (other than the debt securities of that series) in an aggregate principal amount in excess of that dollar amount specified in the related prospectus supplement and supplemental indenture for the debt securities, which consists of the failure to make any payment at maturity or that results in acceleration of the maturity of such debt;

     - specified events involving our bankruptcy, insolvency or reorganization;
       or

     - any other event of default provided for that series of debt securities.

     An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under an indenture. The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest) if it considers on good faith that the withholding of notice is in the best interests of the holders.

     If an event of default for any series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by the default, or, in some cases, 25% in principal amount of all senior debt securities or subordinated debt securities affected, voting as one class, may declare the principal of and all accrued and all unpaid interest on those debt securities to be due and payable. If an event of default relating to events of bankruptcy, insolvency or reorganization occurs, the principal of and all accrued and unpaid interest on all the debt securities will become immediately due and payable without any action on the part of the applicable trustee or any holder. The holders of a majority in principal amount of the outstanding debt securities of the series affected by the default, or of all senior debt securities or subordinated debt securities affected, voting as one class, may in some cases rescind this accelerated payment requirement. Depending on the terms of our other indebtedness, an event of default under either of the indentures may give rise to cross defaults on our other indebtedness.

     The indentures will limit the right to institute legal proceedings. No holder of any debt securities will have the right to bring a claim under an indenture unless:

     - the holder has given written notice of a continuing default for that series to the trustee;

     - the holders of not less than 25% of the aggregate principal amount of debt securities of the series shall have made a written request to the trustee to bring the claim and furnished the trustee reasonable indemnification as the trustee may require;

     - the trustee has not commenced an action within 60 days of receipt of the notice and indemnification; and

     - during the 60-day period following receipt of the notice and indemnification, no direction inconsistent with the request has been given to the trustee by the holders of not less than a majority of the aggregate principal amount of the debt securities of the series then outstanding.

Subject to applicable law and any applicable subordination provisions, the holders of debt securities may enforce payment of the principal of or premium, if any, or interest on their debt securities.

     Except as provided in the next sentence, the holders of a majority in aggregate principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any power conferred on the trustee. The trustee may decline to follow the holders' direction if, being advised by counsel, the trustee determines that the action is not lawful, or if the trustee in good faith determines that the action would unduly prejudice the holders of the debt securities not taking part in the action or would impose personal liability on the trustee.
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

     Each indenture will provide that, in case an event of default in respect of a particular series of debt securities has occurred, the trustee must use the degree of care of a prudent man in the conduct of his own affairs. Subject to these provisions, the trustee is under no obligation to exercise any of its rights or power under the indenture at the request of any of the holders of the debt securities of any series unless they have furnished to the trustee reasonable security or indemnity.

     We will be required to furnish to the trustee an annual statement as to our fulfillment of all of our obligations under the relevant indenture.

DEFEASANCE

     When we use the term "defeasance," we mean discharge from some or all of our obligations under an indenture. If we deposit with the applicable trustee funds or government securities sufficient to make payments on the debt securities of a series on the dates those payments are due and payable, then, at our option, either of the following will occur:

     - we will be discharged from our obligations with respect to the debt securities of that series ("legal defeasance"); or

     - we will no longer have any obligation to comply with the restrictive covenants under the applicable indenture, and the related events of default will no longer apply to us, but some of our other obligations under the indenture and the debt securities of that series, including our obligation to make payments on those debt securities, will survive ("covenant defeasance").

     If we effect a covenant defeasance of a series of debt securities, the holders of the debt securities of the series affected will not be entitled to the benefits of the applicable indenture, except for our obligations to:

     - register the transfer or exchange of debt securities;

     - replace stolen, lost or mutilated debt securities; and

     - maintain paying agencies and hold moneys for payment in trust.

     Unless we inform you otherwise in the prospectus supplement, we will be required to deliver to the applicable trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for United States federal income tax purposes. If we elect legal defeasance, that opinion of counsel must be based on a ruling from the United States Internal Revenue Service or a change in law to that effect.

CONSOLIDATION, MERGER OR SALE OF ASSETS

     Each indenture will generally permit us to consolidate or merge with another entity. The indentures will also permit us to sell all or substantially all of our property and assets. However, we will only consolidate or merge with or into any other entity, or sell all or substantially all of our assets, in accordance with the terms and conditions of the indentures. The indentures provide that we may consolidate with another entity to form a new entity, or merge into any other entity, or transfer or dispose of our assets substantially as an entirety to any other entity only if:

     - the resulting or surviving entity assumes the due and punctual payments on the debt securities and the performance of our covenants and obligations under the applicable indenture and the debt securities; and

     - immediately after giving effect to the transaction, no default or event of default would occur and be continuing.

     The remaining or acquiring entity will be substituted for us in the indentures with the same effect as if it had been an original party to the indentures. Thereafter, the successor entity may exercise our rights and powers under any indenture, in our name or in its own name. Any act or proceeding required or

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

permitted to be done by our board of directors or any of our officers may be done by the board or officers of the successor entity.

MODIFICATION AND WAIVER

     We may amend or supplement either indenture if the holders of a majority in principal amount of the outstanding debt securities of all series issued under the applicable indenture and affected by the amendment or supplement, acting as one class, consent to it. Without the consent of the holder of each debt security affected, however, no amendment or supplement may:

     - reduce the amount of debt securities whose holders must consent to an amendment, supplement or waiver;

     - reduce the rate of or change the time for payment of interest on any debt security;

     - reduce the principal of, premium on or any mandatory sinking fund payment for any debt security;

     - change the stated maturity of any debt security;

     - reduce any premium payable on the redemption of any debt security or change the time at which any debt security may or must be redeemed;

     - change any obligation to pay additional amounts on any debt security;

     - make the payments on any debt security payable in any currency or currency unit other than as the debt security originally states;

     - impair the holder's right to institute suit for the enforcement of any payment on any debt security;

     - make any change in the percentage of principal amount of debt securities necessary to waive compliance with specified provisions of the applicable indenture or to make any change in the applicable indenture's provisions for modification;

     - waive a continuing default or event of default regarding any payment on any debt security; or

     - with respect to the subordinated indenture, modify the provisions relating to the subordination of any subordinated debt security in a manner adverse to the holder of that security.

     We and the applicable trustee may agree to amend or supplement either indenture or waive any provision of either indenture without the consent of any holders of debt securities in some circumstances, including:

     - to cure any ambiguity, omission, defect or inconsistency;

     - to provide for the assumption of our obligations under the indenture by a successor upon any merger, consolidation or asset transfer;

     - to provide for uncertificated debt securities in addition to or in place of certificated debt securities or to provide for bearer debt securities;

     - to provide any security for or add guarantees of any series of debt securities;

     - to comply with any requirement to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939;

     - to add covenants that would benefit the holders of any debt securities or to surrender any rights we have under the indenture;

     - to add events of default with respect to any debt securities;

     - to make any change that does not adversely affect any outstanding debt securities of any series in any material respect;

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

     - to facilitate the defeasance or discharge of any series of debt securities if that change does not adversely affect the holders of debt securities of that series or any other series under the indenture in any material respect; and

     - to provide for the acceptance of a successor or another trustee.

     The holders of a majority in principal amount of the outstanding debt securities of any series, or of all senior debt securities or subordinated debt securities affected, voting as one class, may waive any existing or past default or event of default with respect to those debt securities. Those holders may not, however, waive any default or event of default in any payment on any debt security or compliance with a provision that cannot be amended or supplemented without the consent of each holder affected.

CERTIFICATES AND OPINIONS TO BE FURNISHED TO THE TRUSTEE

     Each indenture will provide that, in addition to other certificates or opinions that may be specifically required by other provisions of an indenture, every time we ask the trustee to take action under the indenture, we must provide a certificate of some of our officers and an opinion of counsel (who may be our counsel) stating that, in the opinion of the signers, all conditions precedent to the action have been complied with.

REPORT TO HOLDERS OF DEBT SECURITIES

     We will provide audited financial statements annually to the trustee. The trustee will be required to submit an annual report to the holders of the debt securities discussing, among other things, the trustee's eligibility to serve as trustee, the priority of the trustee's claims regarding some advances made by it, and any action taken by the trustee materially affecting the debt securities.

THE TRUSTEE

     U.S. Trust Company of Texas, N.A. will initially serve as the trustee under both our senior and subordinated indentures.

     Pursuant to applicable provisions of the indentures and the Trust Indenture Act of 1939 governing trustee conflicts of interest, any uncured event of default with respect to any series of debt securities will force the trustee to resign as trustee under either the subordinated indentures or the senior indentures. Any resignation requires the appointment of a successor trustee under the applicable indenture in accordance with its terms and conditions.

     The trustee may resign or be removed by us under certain circumstances specified in the indenture with respect to one or more series of debt securities and a successor trustee may be appointed to act with respect to any series. The holders of a majority in aggregate principal amount of the debt securities of any series may remove the trustee with respect to the debt securities of that series.

     Each indenture will contain limitations on the right of the trustee thereunder, in the event that the trustee becomes our creditor, to obtain payment of claims in particular cases or to realize on some property received in respect of any claim as security or otherwise.

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

                          DESCRIPTION OF CAPITAL STOCK

     We may issue shares of our Class A Common Stock from time to time hereunder.

     Our authorized capital stock consists of:

     - 500,000,000 shares of Class A Common Stock, $.01 par value,

     - 14,000,000 shares of Class B Common Stock, $.01 par value, and

     - 3,000,000 shares of preferred stock, $1.00 par value.

     The relative rights and limitations of the Class A Common Stock and the Class B Common Stock, as well as our preferred stock, are summarized below. We refer you to our certificate of incorporation and bylaws, copies of which have been filed as exhibits to our reports or registration statements filed with the SEC, for the complete terms of our capital stock.

CLASS A COMMON STOCK AND CLASS B COMMON STOCK

  VOTING RIGHTS

     Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes on all matters submitted to a vote of the stockholders. Except as otherwise provided by law, Class A Common Stock and Class B Common Stock vote together as a single class on all matters presented for a vote of the stockholders. Neither class of our common stock has cumulative voting rights.

  CONVERSION OF CLASS B COMMON STOCK

     Class A Common Stock has no conversion rights. Each share of Class B Common Stock is convertible at any time, at the option of and without cost to the stockholder, into one share of Class A Common Stock upon surrender to our transfer agent of the certificate or certificates evidencing the Class B Common Stock to be converted, together with a written notice of the election of a stockholder to convert shares into Class A Common Stock. Shares of Class B Common Stock will also be automatically converted into shares of Class A Common Stock on the occurrence of events described below. Once shares of Class B Common Stock are converted into shares of Class A Common Stock, the shares may not be converted back into Class B Common Stock.

     Upon the death or permanent incapacity of any Class B holder, the holder's Class B Common Stock shall automatically be converted into Class A Common Stock. All shares of Class B Common Stock will automatically convert into shares of Class A Common Stock on the ninetieth day after the death of our chairman, Darwin Deason, or upon the conversion by Mr. Deason of all Class B Common Stock beneficially owned by Mr. Deason into shares of Class A Common Stock.

     Subject to compliance with applicable securities laws, shares of Class B Common Stock are freely transferable among permitted transferees, but any other transfer of Class B Common Stock will result in its automatic conversion into Class A Common Stock. The restriction on transfers of shares of Class B Common Stock to other than a permitted transferee may preclude or delay a change in control of our capital stock.

     No person or entity holding shares of Class B Common Stock may transfer the shares, whether by sale, assignment, gift, bequest, appointment or otherwise, except to certain permitted transferees.

  DIVIDENDS AND LIQUIDATION RIGHTS

     The holders of Class A Common Stock and Class B Common Stock are entitled to receive dividends out of assets legally available therefore at times and in amounts as the Board of Directors may from time to time determine. Subject to any rights of preferred stock, upon liquidation and dissolution of ACS, the

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

holders of Class A Common Stock and Class B Common Stock are entitled to receive all assets available for distribution to stockholders.

  OTHER RIGHTS

     The holders of Class A Common Stock and Class B Common Stock are not entitled to preemptive or subscription rights. This means that holders of common stock do not have rights to buy any portion of securities we may issue in the future. There are no redemption or sinking fund provisions applicable to the common stock.

RIGHTS AGREEMENT

     On August 5, 1997, we entered into a rights agreement and authorized and declared a dividend distribution of one right for each share of Class A Common Stock and one right for each share of Class B Common Stock, each as outstanding at the close of business on August 25, 1997. Class A Common Stock and Class B Common Stock issued after August 25, 1997 have been and will be issued with an associated right. On April 2, 1999, we amended and restated the rights agreement in order to comply with changes in Delaware law. We have summarized the material provisions of our amended and restated stockholder rights plan below. The summary is not complete. The terms of our stockholder rights plan are fully described in our amended and restated rights agreement dated as of April 2, 1998, which is incorporated in this prospectus by reference. See "Where You Can Find More Information."

     Under the amended and restated rights agreement, each share of Class A Common Stock and Class B Common Stock that we issue is accompanied by the right, under specified circumstances, to purchase one share of Class A Common Stock at a price of $150.00, subject to adjustments. The rights will expire on August 25, 2007, unless this date is extended by us or unless we have already redeemed the rights. Until the distribution date:

     - the rights are not exercisable,

     - the rights can only be transferred with the Class A Common Stock and/or Class B Common Stock, and

     - the stock certificates representing shares of our Class A Common Stock and Class B Common Stock also represent the rights attached to our Class A Common Stock and Class B Common Stock.

     The distribution date is the date, after the date of the rights agreement, that is the earliest of:

     - ten business days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Class A Common Stock, other than:

      - us and certain related entities;

      - Darwin Deason and certain entities related to him; and

      - any person or group of affiliated or associated persons who acquires 15% or more:

        - inadvertently and subsequently divest the excess stock over 14.9%,

        - through a reduction in the number of outstanding shares of Class A Common Stock by our board of directors, including a majority of those directors not associated with the person or group of affiliated or associated persons, and the person or group of affiliated or associated persons does not acquire any additional shares, or

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

        - through a stock acquisition or tender or exchange offer pursuant to a definitive agreement approved by our board of directors, including a majority of those directors not associated with the acquiring person or group of affiliated or associated persons, prior to the execution of the agreement or the public announcement of the offer; or

     - ten business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding Class A Common Stock.

     Pursuant to the terms of the rights agreement, the rights separate from the shares of our common stock on the distribution date. The rights of the person or group that triggered the distribution date will be void. As soon as practical after the distribution date, we will mail the holders of record certificates representing the rights. The rights will become exercisable to purchase either the number of shares of Class A Common Stock or the common stock of the acquiring company, as applicable, having a market value of two times the applicable exercise price of the right. The exercise price at the time of the plan's creation was $150.00, however the exercise price and the number of shares that are evidenced by each right are subject to adjustment from time to time as set forth in the rights agreement in order to prevent dilution. After the distribution date but before any person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 50% or more of the Class A Common Stock, our board of directors may exchange the rights, other than the rights of the person or group of affiliated or associated persons that triggered the distribution date, in whole or in part, at an exchange ratio of one share of Class A Common Stock per right, subject to adjustment.

     Unless the rights have expired or been redeemed or exchanged, they may be exercised after the distribution date at the option of the holders as provided in the rights agreement. Until a right is exercised, the holder of the right will have no rights as a stockholder of us, including, without limitation, the right to vote, or to receive dividends.

     Under certain conditions set forth in the rights agreement, our board of directors may, at its option, direct us to redeem the rights in whole, but not in part, at a price of $0.01 per right. In addition, our board of directors may extend or reduce the period during which the rights are redeemable, so long as the rights are redeemable at the time of such extension or reduction. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

     Our board of directors may amend or supplement the terms of the rights without the consent of the holders, including an amendment to extend the date on which the rights expire, except that from and after the distribution date no such amendment may adversely affect the basic economic interests of the holders of the rights.

     The rights agreement is intended to protect our stockholders in the event of an unsolicited attempt to acquire us. Our rights could prevent or delay a takeover of us by causing substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors. Our rights should not interfere with any merger or other business combination approved by our board of directors, since our stockholder rights may be redeemed by us for a price of $0.01 per rights as described above.

PREFERRED STOCK

     We have no preferred stock outstanding. This section describes the general terms and provisions of the preferred stock that we may offer by this prospectus. We may issue preferred stock in one or more series. Each series of preferred stock will have its own rights and preferences. We will describe in a prospectus supplement:

     - the specific terms of the series of any preferred stock offered through this prospectus, and

     - any general terms outlined in this section that will not apply to those shares of preferred stock.

This summary of terms is not complete. For additional information before you buy any preferred stock, you should read our certificate of incorporation and bylaws that are in effect on the date that we offer any preferred stock, as well as any applicable amendment to our charter designating terms of a series of preferred stock.

     Under our certificate of incorporation, we have the authority to issue up to 3,000,000 shares of preferred stock. Prior to issuing shares of preferred stock of a particular series, our board of directors will determine or fix the terms of that series of preferred stock, including:

     - voting rights,

     - redemption provisions,

     - conversion rights,

     - dividend rights,

     - any sinking fund provisions,

     - any transfer restrictions, and

     - preferences in liquidation.

     When we issue shares of preferred stock, they will be fully paid and nonassessable. This means the full purchase price for the outstanding preferred stock will be paid at issuance and that you and the purchaser of those shares of preferred stock will not be required later to pay us any additional amount for that preferred stock. The preferred stock will have no preemptive rights to subscribe for any additional securities that we may issue in the future. This means that purchasers will not receive any rights to buy any portion of the securities that we may issue in the future.

     Because our board of directors has the power to establish the preferences and rights of each class or series of preferred stock, our board of directors may grant the holders of any series or class of preferred stock preferences, powers and rights senior to the rights of holders of shares of our common stock. It is not possible to state the actual effect of the authorization and issuance of additional series of preferred stock upon the rights of holders of our common stock until our board of directors determines the specific terms, rights and preferences of a series of preferred stock. These effects might include, among other things:

     - granting the holders of preferred stock priority over the holders of our common stock with respect to the payment of dividends;

     - diluting the voting power of our common stock; or

     - granting the holders of preferred stock preference with respect to liquidation rights.

In addition, the issuance of preferred stock may, under some circumstances, render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management.

CERTIFICATE OF INCORPORATION AND BYLAWS

     Our certificate of incorporation and bylaws contain several provisions that may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt. Among other things, these provisions require:

     - 80% vote of stockholders to amend some provisions of our certificate of incorporation or our bylaws;

     - permit only our chairman, president or a majority of our board of directors to call stockholder meetings; and

     - permit directors to be removed, with or without cause, only by vote of at least 80% of the combined voting power.

     Our certificate of incorporation does not provide for cumulative voting. Any action required or permitted to be taken by our stockholders may be taken at a duly called annual or special meeting of stockholders. The bylaws provide that special meetings of the stockholders may be called only by the chairman of the board of directors, the president or a majority of the members of the board of directors. These provisions could have the effect of delaying until the next annual stockholders' meeting actions that are not favored by the holders of a majority of the voting power of our outstanding capital stock. Moreover, the bylaws authorize the stockholders to take action by written consent signed by the holders of a majority of the voting power of our outstanding capital stock, provided that written notice is given to those stockholders who have not consented in writing.

     Under the Delaware General Corporation Law, the approval of a Delaware corporation's board of directors, in addition to stockholder approval, is required to adopt any amendment to the company's certificate of incorporation, but the exclusive power to adopt, amend and repeal the bylaws is conferred solely upon the stockholders, unless the corporation's certificate of incorporation also confers the power on its board of directors. Our certificate of incorporation grants the power to amend the bylaws to the board of directors. Our certificate of incorporation also contains provisions permitted under the Delaware General Corporation Law that limit the liability of directors.

     In addition to these provisions of the certificate of incorporation and bylaws, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, which restricts the consummation of some business combination transactions, including mergers, stock and asset sales and other transactions resulting in financial benefit to the stockholder, between a Delaware public corporation and an "interested stockholder" for a period of three years after the date the interested stockholder acquired its stock. An "interested stockholder" is defined as a person who, together with any of the person's affiliates and/or associates, beneficially owns 15% or more of any class or series of stock entitled to vote in the election of directors. However, a person is not an "interested stockholder" if:

     - the transaction is approved by (1) the corporation's board of directors prior to the date the interested stockholder acquired the shares or (2) a majority of the board of directors and by the affirmative vote of the holders of two-thirds of the outstanding shares of each class or series of stock entitled to vote generally in the election of directors, not including the shares owned by the interested stockholder; or

     - the interested stockholder acquired at least 85% of the voting stock of the corporation in the transaction in which it became an interested stockholder.

     Section 203 of the Delaware General Corporation Law is intended to discourage some takeover practices by impeding the ability of a hostile acquirer to engage in some types of transactions with the target company. Moreover, the bylaws contain a provision that permits any contract or other transaction between ACS and any of our directors, officers or stockholders, or any corporation or firm in which any of them are directly or indirectly interested, to be valid notwithstanding the presence of the director, officer or stockholder at the meeting authorizing the contract or transaction, or his participation or vote in the stockholder's meeting or authorization, subject to conditions, including disclosure.

TRANSFER AGENT AND REGISTRAR

     First City Transfer Company, our affiliate, serves as transfer agent and registrar for the Class A Common Stock and preferred stock.

NEW YORK STOCK EXCHANGE LISTING

     Our Class A Common Stock is listed for trading on the New York Stock Exchange under the symbol "ACS".

                        DESCRIPTION OF DEPOSITARY SHARES

     We have no depositary shares outstanding. We may issue depositary receipts for depositary shares, each of which will represent a fractional interest of a share of a particular series of preferred stock, as specified in the applicable prospectus supplement. Shares of preferred stock of each series represented by depositary shares will be deposited under a separate deposit agreement among us, the depositary named in the deposit agreement and the holders from time to time of the depositary receipts. You are encouraged to read the deposit agreement and depositary receipts.

     Subject to the terms of the deposit agreement, each owner of a depositary receipt will be entitled, in proportion to the fractional interest of a share of a particular series of preferred stock represented by the depositary shares evidenced by the depositary receipt he owns, to all the rights and preferences of the preferred stock represented by the depositary shares, including:

     - dividend rights,

     - voting rights,

     - conversion rights,

     - redemption rights, and

     - liquidation rights.

     The depositary shares will be evidenced by depositary receipts issued pursuant to the applicable deposit agreement. Immediately following us issuing and delivering the preferred stock to the preferred stock depositary, we will cause the preferred stock depositary to issue, on our behalf, the depositary receipts. A prospectus supplement will include the form of deposit agreement and depositary receipt. These documents will include the provisions described in this prospectus.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The preferred stock depositary will distribute all cash dividends or other cash distributions received relating to the preferred stock to the record holders of depositary receipts evidencing the related depositary shares in proportion to the number of depositary receipts owned by those holders, subject to some obligations of holders to:

     - file proofs, certificates and other information; and

     - pay some charges and expenses to the preferred stock depositary.

In the event of a distribution other than in cash, the preferred stock depositary will distribute property received by it to the record holders of depositary receipts entitled to the distribution, subject to some obligations of holders to:

     - file proofs, certificates and other information; and

     - pay some charges and expenses to the preferred stock depositary, unless the preferred stock depositary determines that it is not feasible to make those distributions, in which case the preferred stock depositary may, with our approval, sell the property and distribute the net proceeds from the sale to holders of the relevant depositary receipts. No distribution will be made relating to any depositary share to the extent that it represents any preferred stock converted into other securities.

WITHDRAWAL OF STOCK

     Upon surrender of the depositary receipts at the corporate trust office of the preferred stock depositary (unless the related depositary shares have previously been called for redemption or converted into other securities), the holders of those depositary receipts will be entitled to delivery at the corporate trust office, to or upon that holder's order, the number of whole or fractional shares of the preferred stock and any money or other property represented by the depositary shares evidenced by the depositary receipts owned by the holder. Holders of depositary receipts will be entitled to receive whole or fractional shares of the related preferred stock on the basis of the proportion of preferred stock represented by the depositary share surrendered as specified in the applicable prospectus supplement. However, holders of shares of preferred stock will not thereafter be entitled to receive depositary shares for such stock. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of shares of preferred stock to be withdrawn, the preferred stock depositary will deliver to the holder surrendering the depositary receipt at the same time a new depositary receipt evidencing the excess number of depositary shares.

REDEMPTION OF DEPOSITARY SHARES

     Whenever we redeem shares of preferred stock held by the preferred stock depositary, the preferred stock depositary will redeem as of the same redemption date the number of depositary shares representing shares of the preferred stock so redeemed, provided we shall have paid in full to the preferred stock depositary the redemption price of the preferred stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption. The redemption price per depositary share will be equal to the corresponding proportion of the redemption price and any other amounts per share payable with respect to the preferred stock. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional depositary shares) or by any other equitable method determined by us.

     From and after the date fixed for redemption, all dividends in respect of the shares of preferred stock called for redemption will cease to accrue, the depositary shares called for redemption will no longer be deemed to be outstanding. At such time, all rights of the holders of the depositary receipts evidencing the depositary shares called for redemption will cease, except the right to receive any moneys payable upon redemption of the depositary receipts and any money or other property to which the holders of the depositary receipts redeemed were entitled upon redemption and surrender, which moneys or other property will be paid to the preferred stock depositary.

VOTING OF PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the preferred stock depositary will mail the information contained in such notice of meeting to the record holders of the depositary receipts evidencing the depositary shares which represent such preferred stock. Each record holder of depositary receipts evidencing depositary shares on the record date (which will be the same date as the record date for the preferred stock) will be entitled to instruct the preferred stock depositary as to the exercise of the voting rights pertaining to the amount of preferred stock represented by each holder's depositary shares. The preferred stock depositary will vote the amount of preferred stock represented by the depositary shares in accordance with the instructions provided by the holder of the depositary shares. We will agree to take all reasonable action which may be deemed necessary by the preferred stock depositary in order to enable the preferred stock depositary to vote in accordance with the instructions provided by the holders.

     The preferred stock depositary will abstain from voting the amount of preferred stock represented by depositary shares to the extent it does not receive specific instructions from the holders of depositary receipts evidencing the depositary shares. The preferred stock depositary shall not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as such action or non-action is in good faith and does not result from negligence or willful misconduct of the preferred stock depositary.

LIQUIDATION PREFERENCE

     In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of each depositary receipt will be entitled to the fraction of the liquidation preference accorded each share of preferred stock represented by the depositary shares evidenced by the respective depositary receipt, as set forth in the applicable prospectus supplement.

CONVERSION OF PREFERRED STOCK

     The depositary shares will not be convertible into common stock or any other of our securities or property. Nevertheless, if available, the depositary receipts may be surrendered by holders of the depositary receipts to the preferred stock depositary with written instructions to the preferred stock depositary to instruct us to cause conversion of the preferred stock represented by the depositary shares evidenced by the depositary receipts surrendered into whole shares of common stock, other shares of our preferred stock or other shares of stock. We have agreed that upon receipt of instructions to convert and any amounts payable in respect of the conversion, we will cause the conversion of depositary receipts utilizing the same procedures as those provided for delivery of preferred stock to effect conversion of the depositary receipts. If the depositary shares evidenced by a depositary receipt are to be converted in part only, a new depositary receipt or receipts will be issued for any depositary shares not to be converted. No fractional shares of common stock will be issued upon conversion, and if conversion would result in a fractional share being issued, an amount will be paid in cash by us equal to the value of the fractional interest based upon the closing price of the common stock on the last business day prior to the conversion.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

     The form of depositary receipt evidencing the depositary shares that represent the preferred stock and any provision of the deposit agreement may at any time be amended by agreement between us and the preferred stock depositary. However, any amendment that materially and adversely alters the rights of the holders of depositary receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related preferred stock will not be effective unless the amendment has been approved by the existing holders of at least sixty-six and two-third percent (66 2/3%) of the depositary shares evidenced by the depositary receipts then outstanding. No amendment will impair the right, subject to some exceptions in the deposit agreement, of any holder of depositary receipts to surrender any depositary receipt with instructions to deliver to the holder the related preferred stock and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding depositary receipt at the time any amendment becomes effective will be deemed, by continuing to hold such receipt, to consent and agree to the amendment and to be bound by the deposit agreement as amended by such amendment.

     The deposit agreement may be terminated by us upon not less than 30 days' prior written notice to the preferred stock depositary if the holders of a majority of each series of preferred stock affected by the termination consents to the termination. Upon a termination that has been consented to, the preferred stock depositary will deliver or make available to each holder of depositary receipts, upon surrender of the depositary receipts held by the holder, the number of whole or fractional shares of preferred stock as are represented by the depositary shares evidenced by the depositary receipts surrendered by the holder together with any other property held by the preferred stock depositary with respect to the depositary receipts surrendered by the holder. In addition, the deposit agreement will automatically terminate if:

     - all outstanding depositary shares have been redeemed;

     - there has been a final distribution in respect of the related preferred stock in connection with any liquidation, dissolution or winding up of ACS and the distribution has been distributed to the holders of depositary receipts evidencing the depositary shares representing such preferred stock; or

     - each share of the related preferred stock has been converted into our securities not represented by depositary shares.

CHARGES OF PREFERRED STOCK DEPOSITARY

     We will pay all transfer and other taxes and governmental charges arising solely from the existence of the deposit agreement. In addition, we will pay the fees and expenses of the preferred stock depositary in connection with the performance of its duties under the deposit agreement. However, holders of depositary receipts will pay the fees and expenses of the preferred stock depositary for any duties requested by those holders to be performed which are outside of those expressly provided for in the deposit agreement.

RESIGNATION AND REMOVAL OF PREFERRED STOCK DEPOSITARY

     The preferred stock depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the preferred stock depositary. Any resignation or removal of the preferred stock depositary will take effect upon the appointment of a successor preferred stock depositary. A successor preferred stock depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

     The preferred stock depositary will forward to holders of depositary receipts any reports, notices, proxy soliciting materials or other communications from us that are received by the preferred stock depositary with respect to the related preferred stock. Neither the preferred stock depositary nor us will be liable if it is prevented from or delayed in performing its obligations under the deposit agreement, by law or any circumstances beyond its control. Our obligations and the obligations of the preferred stock depositary under the deposit agreement will be limited to performing their duties under the deposit agreement in good faith and without negligence (in the case of any action or inaction in the voting of preferred stock represented by the depositary shares), gross negligence or willful misconduct, and we and the preferred stock depositary will not be obligated to prosecute or defend any legal proceeding in respect of any depositary receipts, depositary shares or shares of preferred stock represented thereby unless satisfactory indemnity is furnished.

     We and the preferred stock depositary may rely on written advice of counsel or accountants, or information provided by persons presenting shares of preferred stock represented by the depositary receipts for deposit, holders of depositary receipts or other persons believed in good faith to be competent to give information to us and the preferred stock depositary, and on documents believed in good faith to be genuine and signed by a proper party. In the event the preferred stock depositary receives conflicting claims, requests or instructions from any holders of depositary receipts, on the one hand, and us, on the other hand, the preferred stock depositary will be entitled to act on those claims, requests or instructions received from us.

                            DESCRIPTION OF WARRANTS

     We have no warrants outstanding. We may issue warrants for the purchase of our preferred stock, Class A Common Stock or debt securities by this prospectus. Warrants may be:

     - issued independently;

     - issued together with any other securities offered by any prospectus supplement;

     - issued through a dividend or other distribution to our stockholders; or

     - attached to or separate from securities.

We may issue warrants under a warrant agreement to be entered into between us and a warrant agent. We will name any warrant agent in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants of a particular series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. You are encouraged to read the warrant before purchasing the same.

WARRANTS FOR PREFERRED STOCK OR CLASS A COMMON STOCK

     In the applicable prospectus supplement, we will describe the terms of the warrants for the purchase of our preferred stock or Class A Common Stock, the warrant certificates and applicable warrant agreement, including, where applicable, the following:

     - the title of the warrants;

     - their aggregate number;

     - the price or prices at which we will issue them;

     - changes to the exercise price;

     - the designation, number and terms of the preferred stock or Class A Common Stock that can be purchased upon exercise of the warrants;

     - the designation and terms of the other securities, if any, with which the warrants are issued and the number of warrants that are issued with each of those securities;

     - any provisions for adjustment of the number or amount of shares of preferred stock or Class A Common Stock receivable upon exercise of the warrants;

     - the date, if any, on and after which the warrants and the related preferred stock or Class A Common Stock, if any, will be separately transferable;

     - the price at which each share of preferred stock or Class A Common Stock that can be purchased upon exercise of the warrants may be purchased;

     - the date on which the right to exercise them will commence and the date on which that right will expire;

     - the minimum or maximum number of the warrants that may be exercised at any one time;

     - information with respect to book-entry procedures, if any;

     - a discussion of material federal income tax considerations; and

     - any other terms of the warrants, including terms, procedures and limitations relating to the transferability, exchange and exercise of the warrants.

WARRANTS FOR DEBT SECURITIES

     In the applicable prospectus supplement, we will describe the terms of the warrants for the purchase of our debt securities, the warrant certificates, and applicable warrant agreement, including the following:

     - the title of the warrants;

     - the aggregate number of the warrants;

     - the price or prices at which the warrants will be issued;

     - the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise of the warrants, the exercise price and the procedures, terms, limitations and conditions relating to the exercise of the warrants;

     - the designation and terms of any related debt securities with which the warrants are issued, and the number of the warrants issued with each debt security;

     - the date, if any, on and after which warrants and the related debt securities will be separately transferable;

     - the date on which the right to exercise the warrants will commence, and the date on which the right will expire;

     - the maximum or minimum number of warrants which may be exercised at any time;

     - a discussion of the material United States Federal income tax considerations applicable to the warrants; and

     - any other terms of the warrants.

Prior to the exercise of the warrants, holders of warrants will not have any of the rights of holders of the debt securities that may be purchased upon exercise and will not be entitled to payments of principal of (or premium, if any) or interest, if any, on the debt securities that may be purchased upon such exercise.

EXERCISE OF WARRANTS

     Each warrant will entitle the holder of warrants to purchase for cash the principal amount of debt securities, shares of preferred stock or shares of Class A Common Stock at the exercise price as set forth in, or be determinable as set forth in, the applicable prospectus supplement relating to the warrants offered thereby. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

     Warrants may be exercised as set forth in the applicable prospectus supplement. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will, as soon as practicable, forward the debt securities, or shares of preferred stock or Class A Common Stock purchasable upon exercise of the warrant. If less than all of the warrants represented by a warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

                             SELLING SECURITYHOLDER

     Darwin Deason founded ACS in 1988 and until February 1999 served as our chairman and chief executive officer. Since February 1999, he has continued to serve as the chairman of our board of directors. As of August 31, 2001 he owned beneficially 1,504,562 shares of our Class A Common Stock and all 3,299,686 shares of our outstanding Class B Common Stock.

     The following table sets forth information with respect to Mr. Deason's beneficial ownership of Class A Common Stock, as adjusted to reflect the sale by Mr. Deason of up to 1,504,562 shares of Class A Common Stock registered for sale by the registration statement of which this prospectus is a part.

                                                                                          SHARES OF
                                 SHARES OF CLASS A COMMON                           CLASS A COMMON STOCK
                                 STOCK BENEFICIALLY OWNED                            BENEFICIALLY OWNED
                                   PRIOR TO OFFERING(1)                               AFTER OFFERING(1)
                                 -------------------------         CLASS A          ---------------------
                                               PERCENT OF        COMMON STOCK                 PERCENT OF
NAME OF SELLING SECURITYHOLDER     NUMBER     OUTSTANDING     OFFERED HEREBY(1)     NUMBER    OUTSTANDING
------------------------------   ----------   ------------   --------------------   ------    -----------
Darwin Deason..................  1,504,562       3.16%            1,504,562          -0-          0%

---------------

(1) These figures include 1,003,397 shares of Class A Common Stock owned by The Deason International Trust. Mr. Deason holds the sole voting power with respect to these shares through an irrevocable proxy granted by the trust. The investment power with respect to these shares is held by the trust. In addition, these figures include 7,310 shares owned by Mr. Deason's spouse and her daughter. Mr. Deason disclaims beneficial ownership of these shares. These figures do not include the 3,299,686 shares of our Class B Common Stock which Mr. Deason beneficially owns. Each share of Class B Common Stock is convertible at any time, at Mr. Deason's option, into one share of Class A Common Stock. In addition to the voting rights of the Class A Common Stock, each Class B Common Stock is entitled to 10 votes per share.

                              PLAN OF DISTRIBUTION

     We may sell the securities described in this prospectus in and outside the United States (a) through underwriters or dealers, (b) directly to purchasers, including our affiliates, (c) through agents or (d) through a combination of any of these methods. The prospectus supplement will include the following information:

     - the terms of the offering,

     - the names of any underwriters or agents,

     - the name or names of any managing underwriter or underwriters,

     - the purchase price of the securities from us,

     - the net proceeds to us from the sale of the securities,

     - any delayed delivery arrangements,

     - any underwriting discounts, commissions and other items constituting underwriters' compensation,

     - any initial public offering price,

     - any discounts or concessions allowed or reallowed or paid to dealers, and

     - any commissions paid to agents.

SALE THROUGH UNDERWRITERS OR DEALERS

     If we use underwriters in the sale, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined prior to or at the time of sale, including at prevailing market prices or at prices related to prevailing market prices. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

     During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

     If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

DIRECT SALES AND SALES THROUGH AGENTS

     We may sell the securities directly. In this case, no underwriters or agents would be involved. We may also sell the securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

     We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

DELAYED DELIVERY CONTRACTS

     If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

GENERAL INFORMATION

     We may have agreements with the agents, dealers and underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.

                                 LEGAL MATTERS

     The validity of the securities will be passed upon for us by Baker Botts L.L.P., Dallas, Texas.

                                    EXPERTS

     The financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended June 30, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Lockheed Martin IMS Corporation (A subsidiary of Lockheed Martin Corporation) at December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, incorporated by reference in this prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference herein from our Current Report on Form 8-K filed on August 29, 2001, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements, information statements and other information with the SEC. You may read and copy this information, for a copying fee, at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. We encourage you to call the SEC at 1-800-SEC-0330 for more information about its public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov. Information about us is also available to the public from our website at http://www.acs-inc.com.

     Our Class A Common Stock is traded on the New York Stock Exchange and, therefore, the information we file with the Commission may also be inspected at the offices of the New York Stock Exchange, located at 20 Broad Street, New York, NY 10005.

     This prospectus is part of a registration statement we have filed with the SEC relating to the securities we may offer. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You should read the registration statement and the exhibits and schedules for more information about us and our securities. The registration statement, exhibits and schedules are available at the SEC's public reference room or through its web site.

     You may also obtain a copy of our filings with the SEC, at no cost, by writing or telephoning us at the following address:

         Affiliated Computer Services, Inc.
         Attention: William L. Deckelman, Jr.
         Executive Vice President, General Counsel and Secretary
         2828 North Haskell Avenue
         Dallas, Texas 75204
         Telephone: (214) 841-6111

                    INFORMATION WE INCORPORATE BY REFERENCE

     The SEC allows us to "incorporate by reference" into this prospectus the information we file with them, which means that we can disclose important information to you by referring to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information superseded by this prospectus or the applicable prospectus supplement. The prospectus incorporates by reference the documents set forth below that we have previously filed with the Commission. These documents contain important information about us and our financial condition and results of operations.

     - our Annual Report on Form 10-K for the year ended June 30, 2001;

     - our Current Report on Form 8-K filed August 29, 2001; and

     - the description of our Class A Common Stock, par value $0.01 per share, contained in our Registration Statement on Form 8-A, dated September 26, 1994, including any amendment or report filed for the purpose of updating such description.

     We also incorporate by reference additional documents that we file with the SEC in the future under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of this offering. The information filed by us with the SEC in the future will update and supercede the information referenced above.

     YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS OR THE APPLICABLE PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE ONLY AS TO THE DATE ON THE FRONT OF THE DOCUMENT AND THAT ANY INFORMATION WE HAVE INCORPORATED BY REFERENCE IS ACCURATE ONLY AS OF THE DATE OF THE DOCUMENT INCORPORATED BY REFERENCE.

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     NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY
INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS SUPPLEMENT IS AN OFFER TO SELL ONLY THE SECURITIES OFFERED HEREBY, BUT ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS CURRENT ONLY AS OF ITS DATE.

                         ------------------------------

                               TABLE OF CONTENTS
                         ------------------------------

                                        PAGE
                                        ----
           PROSPECTUS SUPPLEMENT
Summary...............................   S-1
Risk Factors..........................   S-4
Use of Proceeds.......................  S-12
Capitalization........................  S-13
The IMS Acquisition...................  S-15
Unaudited Pro Forma Combined Financial
  Statements..........................  S-16
Selected Financial Data...............  S-22
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................  S-23
Business..............................  S-28
Certain United States Federal Tax
  Considerations for Non-United States
  Holders.............................  S-36
Underwriting..........................  S-38
Legal Matters.........................  S-40
Experts...............................  S-40
                 PROSPECTUS
About This Prospectus.................     1
A Warning About Forward-Looking
  Statements..........................     1
Affiliated Computer Services, Inc. ...     2
Use of Proceeds.......................     3
Ratio of Earnings to Fixed Charges....     3
Description of Debt Securities........     3
Description of Capital Stock..........    12
Description of Depositary Shares......    17
Description of Warrants...............    20
Selling Securityholder................    22
Plan of Distribution..................    23
Legal Matters.........................    24
Experts...............................    24
Where Can You Find More
  Information.........................    24
Information We Incorporate by
  Reference...........................    26

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                                   (ACS LOGO)

                              AFFILIATED COMPUTER
                                 SERVICES, INC.

                                7,000,000 SHARES

                              CLASS A COMMON STOCK
                         ------------------------------

                             PROSPECTUS SUPPLEMENT
                         ------------------------------
                            BEAR, STEARNS & CO. INC.
                                LEHMAN BROTHERS
                          WELLS FARGO VAN KASPER, LLC
                                           , 2001

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